SHIN CORPORATION

09046800

RECEIVED
2009 AUG 19 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 14, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 055/2009 and SH 056/2009**

  Subject: 1.) Notification of the Resolutions of Board of Directors Meeting No. 6/2009 of Shin Corporation Plc.
  2.) Submission of reviewed financial statements for the second quarter of Year 2009

  Date: August 14, 2009

  Attachment: Submission of the Financial Statements for the second quarter of Year 2009 and Management's Discussion and Analysis for the second quarter of Year 2009

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

MANAGEMENT'S DISCUSSION ON AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company and conduct our business mainly in telecommunications and media and advertising businesses. Our discrete business segments are mainly local wireless telecommunications which manage through Advanced Info Service PLC "AIS"; satellite and international businesses which manage through Thaicom Public Company Limited "THCOM" and its jointly-controlled entity who operates telecommunications in Cambodia and Laos; media and advertising businesses which manage through ITV Public Company Limited "ITV" and Matchbox Company Limited "Matchbox" and other which primarily through DTV Service Company Limited "DTV" and CS Loxinfo Public Company Limited "CSL".

ITV had operated a free-to-air television broadcasting station in Thailand until its license was revoked by the Prime Minister's Office (the "PMO") on March 7, 2007 and the company had to cease operations. As a result of this, there is no revenue from ITV included in the media and advertising businesses since then. This matter is currently subject to arbitration proceedings and the outcome cannot be predicted. The dispute of ITV has been included in the notes to the financial statement.

Our consolidated profit attributable to equity of the Company for the three-month period and six-month period ended June 30, 2009 were Baht 1,833.6 million and Baht 3,580.2 million based upon total consolidated revenue of Baht 4,425.9 million and Baht 8,455.3 million, respectively. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our local wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the three-month ended June 30, 2009, was Baht 1,909.3 million, contributed 43.1% of our total consolidated revenue and contributed 104.1% of our consolidated net profit attributable to equity holders of the Company. For the six-month ended the same period, the share was Baht 3,921.8 million, contributed 46.4% of our total consolidated revenue and contributed 109.5% of our consolidated net profit attributable to equity holders of the Company. For a discussion on and analysis of the results of operations of AIS Group, please see "MD&A of AIS" below.

Reclassification of accounts

Started from 1Q09, our financial statements, including the comparable period, have been reclassified to conform to the notification of the Department of Business Development "The Brief Particulars in the Financial Statements B.E. 2552".

The Company's operations (cost method)

The following table provides the Company's statements of income for the periods indicated. This table should be read together with the Company's financial statements.

	Three months ended						Six months ended			
	June 30, 2009		March 31, 2009		June 30, 2008		June 30, 2009		June 30, 2008	
	(in millions of Baht)						(in millions of Baht)			
Dividends income	4,216.2	99.8%	-	-	4,212.3	99.7%	4,216.2	99.5%	4,212.3	99.2%
Other income	9.6	0.2%	12.7	100.0%	14.7	0.3%	22.3	0.5%	32.9	0.8%
Total revenues	4,225.8	100.0%	12.7	100.0%	4,227.0	100.0%	4,238.5	100.0%	4,245.2	100.0%
Administrative expenses	36.3	0.9%	45.1	355.1%	41.5	1.0%	81.4	1.9%	68.3	1.6%
Impairment loss on investments in a subsidiary	-	-	-	-	-	-	-	-	86.9	2.0%
Management benefit expenses	27.6	0.7%	28.9	227.6%	23.1	0.5%	56.5	1.3%	50.4	1.2%
Total expenses	63.9	1.5%	74.0	582.7%	64.6	1.5%	137.9	3.3%	205.6	4.8%
Profit (loss) before finance costs	4,161.9	98.5%	(61.3)	482.7%	4,162.4	98.5%	4,100.6	96.7%	4,039.6	95.2%
Finance costs	-	-	(0.1)	0.8%	-	-	(0.1)	0.0%	-	-
Net Profit (loss) for the period	4,161.9	98.5%	(61.4)	483.5%	4,162.4	98.5%	4,100.5	96.7%	4,039.6	95.2%

0.

The Company's net results

Three months ended June 30, 2009 (2Q09) compared to three months ended March 31, 2009 (1Q09) and June 30, 2008 (2Q08)

The Company's net profit was Baht 4,161.9 million, while, in 1Q09, was loss of Baht 61.4 million. This was mainly due to the dividend received from AIS in 2Q09. When compared to 2Q08, net profit slightly decreased from Baht 4,162.4 million in 2Q08.

Six months ended June 30, 2009 (1H09) compared to six months ended June 30, 2008 (1H08)

The Company's net profit increased 1.5% from Baht 4,039.6 million in 1H08 to Baht 4,100.5 million in 1H09. This was mainly due to the impairment loss on our investment in Payment Solution Co., Ltd "PSC" in the amount of Baht 86.9 million in 1Q08.

The following table provides the Company's balance sheets for the periods indicated. This table should be read together with the Company's financial statements.

	As at			
	June 30, 2009 (in millions of Baht)		December 31, 2008 (in millions of Baht)	
Cash & cash equivalents and current investment	1,775.4	12.4%	1,726.5	12.1%
Other current assets	46.0	0.3%	17.9	0.1%
Investments in subsidiaries, associates and jointly-controlled entities	12,502.4	86.8%	12,502.4	87.2%
Other assets	73.7	0.5%	83.2	0.6%
Total assets	14,397.5	100.0%	14,330.0	100.0%
Total liabilities	34.7	0.3%	66.4	0.5%
Shareholders' equity				
Share capital	3,201.1	22.2%	3,201.1	22.3%
Premium on share capital	10,197.3	70.8%	10,197.3	71.2%
Legal reserved	500.0	3.5%	500.0	3.5%
Retained earnings	464.4	3.2%	365.2	2.5%
Total shareholders' equity	14,362.8	99.7%	14,263.6	99.5%
Total liabilities and shareholders' equity	14,397.5	100.0%	14,330.0	100.0%

The Company's balance sheets

Total assets as at June 30, 2009 slightly increased when compared to the total assets as at December 31, 2008. Total liabilities decreased 47.7%, mainly because of the drop in accrued expenses. As at June 30, 2009, the shareholders' equity was Baht 14,362.8 million, slightly decreased from Baht 14,263.6 million as at December 31, 2008. This was due to the increase in retained earnings as a result from 1H09 operating profit of Baht 4,161.9 million, offset with the dividend paid. According to the Annual General Meeting on April 10, 2009, the shareholders approved the interim dividend for the period January 1 – April 9, 2009 at Baht 1.25 per share, or in the amount of Baht 4,001.3 million.

Group operations (consolidation method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the periods indicated. This table should be read together with our consolidated financial statements.

	Three months ended						Six months ended			
	June 30, 2009		March 31, 2009		June 30, 2008		June 30, 2009		June 30, 2008	
	(in millions of Baht)						(in millions of Baht)			
Revenue:										
Revenue from sales and services:										
- Telephone network in foreign entities (other than AIS)	559.0	12.6%	591.9	14.3%	455.4	9.0%	1,150.9	13.6%	878.4	9.3%
- Satellite	1,086.7	24.6%	1,093.7	26.4%	1,066.4	21.0%	2,180.6	25.8%	2,436.1	25.8%
- Media and advertising	294.4	6.7%	260.7	6.3%	388.7	7.6%	555.1	6.6%	713.9	7.6%
- Others*	152.7	3.4%	126.1	3.1%	160.2	3.1%	278.6	3.3%	241.0	2.6%
Total revenues from sales and services	2,092.8	47.3%	2,072.4	50.1%	2,070.7	40.7%	4,165.2	49.3%	4,269.4	45.2%
Share of profits of associates:										
- AIS (local wireless telecommunication)	1,909.3	43.1%	2,012.4	48.6%	2,955.2	58.1%	3,921.8	46.4%	4,981.6	52.7%
- Others	34.3	0.8%	25.9	0.6%	20.5	0.4%	60.1	0.7%	47.2	0.5%
Total share of profit of associates	1,943.6	43.9%	2,038.3	49.2%	2,975.7	58.5%	3,981.9	47.1%	5,028.8	53.2%
Net foreign exchange gain	363.8	8.2%	-	-	-	-	253.6	3.0%	53.8	0.6%
Other incomes	25.7	0.6%	29.0	0.7%	42.6	0.8%	54.6	0.6%	94.8	1.0%
Total revenue	4,425.9	100.0%	4,139.7	100.0%	5,089.0	100.0%	8,455.3	100.0%	9,446.8	100.0%
Expenses:										
Costs of sales and services	1,586.5	35.8%	1,678.0	40.5%	1,503.8	29.5%	3,264.5	38.6%	3,303.9	35.0%
Operating agreement fees	135.6	3.1%	135.3	3.3%	120.1	2.4%	270.8	3.2%	230.6	2.5%
Loss on provision for interest on unpaid operating agreement fee	108.3	2.5%	106.6	2.6%	107.7	2.1%	214.9	2.5%	215.5	2.3%
Selling expenses	57.3	1.3%	52.0	1.3%	65.2	1.3%	104.3	1.2%	115.6	1.2%
Administrative expenses	341.2	7.7%	370.9	9.0%	273.9	5.4%	717.0	8.5%	712.1	7.5%
Net foreign exchange loss	-	-	110.2	2.7%	436.9	8.6%	-	-	-	-
Impairment loss on investment in a subsidiary	-	-	-	-	-	-	-	-	60.1	0.6%
Management benefit expenses	37.2	0.8%	42.8	1.0%	51.7	1.0%	80.1	1.0%	107.8	1.1%
Total expenses	2,266.1	51.2%	2,495.8	60.4%	2,559.3	50.3%	4,651.6	55.0%	4,745.6	50.2%
Profit before finance costs and tax	2,159.8	48.8%	1,643.9	39.6%	2,529.7	49.7%	3,803.7	45.0%	4,701.2	49.8%
Finance costs	(90.1)	(2.0)%	(106.7)	(2.6)%	(123.3)	(2.4)%	(196.8)	(2.3)%	(274.8)	(2.9)%
Income tax	(117.9)	(2.7)%	76.8	1.9%	113.4	2.2%	(41.1)	(0.5)%	43.0	0.4%
Profit before minority interests	1,951.8	44.1%	1,614.0	38.9%	2,519.8	49.5%	3,565.8	42.2%	4,469.4	47.3%
Attributable to:										
Equity holders of the Company	1,833.6	41.4%	1,746.6	42.2%	2,683.7	52.7%	3,580.2	42.4%	4,487.3	47.5%
Minority interests	118.2	2.7%	(132.6)	(3.3)%	(163.9)	(3.2)%	(14.4)	(0.2)%	(17.9)	(0.2)%
Net profit for the period	1,951.8	44.1%	1,614.0	38.9%	2,519.8	49.5%	3,565.8	42.2%	4,469.4	47.3%

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

<u>Three months ended June 30, 2009 (2Q09) compared to three months ended March 31, 2009 (1Q09) and June 30, 2008 (2Q08)</u>

Revenues

Total revenue for the three months ended June 30, 2009 increased by 6.9% from Baht 4,139.7 million in 1Q09 to Baht 4,425.9 million in 2Q09 but decreased by 13.0% from Baht 5,089.0 million in 2Q08. However, total revenue, excluding gain on exchange rate of Baht 363.8 million in 2Q09, decreased 1.9% q-o-q and 20.2% y-o-y, as a result of the decline of share of the net profit of AIS Group.

Revenue from sales and services slightly increased from Baht 2,072.4 million in 1Q09 to Baht 2,092.8 million in 2Q09 as a result from the increase in revenues from media and advertising businesses and the sale of DTV, although this was offset by the decrease in revenues from telephone networks in foreign entities and satellite business. When compared to the same period last year, the revenue slightly increased as the revenues from telephone networks in foreign entities and satellite business rose, while the revenues from media and advertising businesses dropped.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos decreased 5.6% from Baht 591.9 million in 1Q09 to Baht 559.0 million in 2Q09. This was primarily because of lower ARPU. However, when compared to the same period last year, the revenue increased by 22.7% or from Baht 455.4 million as a result from the growth of telephone subscribers in both Cambodia and Laos, especially a significant growth rate of prepaid mobile phone subscribers.

In Laos, total telephone subscribers, including mobile and fixed line, increased 6.8% from 1.03 million in 1Q09 to 1.10 million in 2Q09 and increased from 0.86 million in the same period last year. This was primarily due to the growth of prepaid mobile market and the 3G mobile service of prepaid GSM network. However, ARPU of prepaid mobile decreased 10.7% from the previous quarter and 22.4% from the same period last year. This was because we have expanded its subscriber base to the people living in upcountry who have lower usage, which result in a drop in average minute of usage per subscriber. PSTN ARPU decreased 1.5% q-o-q and 1.3% y-o-y.

In Cambodia, the telephone subscribers increased 2.7% from 0.93 million in 1Q09 to 0.95 million in 2Q09 and increased from 0.57 million in 2Q08, as a result from the growth of prepaid mobile market and primarily due to the expanding its base stations to cover upcountry and main cities. Mobile ARPU decreased 3.8% q-o-q and 15.6% y-o-y because of the fierce competition from new operators.

Satellite revenue slightly decreased from Baht 1,093.7 million in 1Q09 to Baht 1,086.7 million in 2Q09, primarily because of some expired contracts with customers in Thaicom conventional satellite and the appreciation of Baht against USD. Although, this was offset with the increase in bandwidth usage of IPSTAR, mainly from Australia and Cambodia and the increase in UT sales revenue in Australia, despite of a drop in UT sale volume, the impact from the depreciation of Baht against AUD when compared to 1Q09 resulted to the increase of UT sale revenue. However, when compare to 2Q08, there was an increase in bandwidth usage of IPSTAR by 10.6%, mainly from Australia, Indonesia, Cambodia, Vietnam and New Zealand. But, the UT sales revenue dropped 2.1% as a result from the appreciation of Baht against AUD when compared to 2Q08, despite of a growth of UT sales volume largely from Australia. Thaicom conventional satellite decreased 1.2% y-o-y, mainly due to significant revenue from engineering consultancy service in 2Q08.

Media and advertising revenues increased 12.9% from Baht 260.7 million in 1Q09 to Baht 294.4 million in 2Q09, primarily due to the increase in marketing event related to Songkran festival in April. However, when compare to the same period last year, the revenue decreased 24.3% from Baht 388.7 million as a result from lower marketing spending of its customer.

Others increased 21.1% q-o-q mainly from the sale of satellite dish and equipment of direct television (DTV) but decreased y-o-y as a result from economic slowdown. As at the end of 2Q09, the accumulated DTV sales volume was 0.44 million.

G.

Share of profits of associates decreased 4.6% from Baht 2,038.3 million in 1Q09 to Baht 1,943.6 million in 2Q09 and decreased 34.7% from Baht 2,975.7 million in 2Q08, of which was mainly contributed from AIS Group.

In 2Q09, the profit of standalone AIS Group was Baht 4,197.4 million, decreased 8.1% from Baht 4,567.3 million in 1Q09 and decreased 33.7% from Baht 6,332.6 in 2Q08 (the net profit did not included derivative adjustment that we adjusted to our share of profits from AIS Group result).

The q-o-q service revenue decrease was mainly from the drop in international roaming "IR" as a result of lower tourist arrival affected by political insurgence as well as fear of H1N1 influenza and the domestic voice usage that decreased as a result from the seasonal effect and the exceptional lengthy Songkran holiday in April.

When compared to the same period last year, there was a one-time gain from debt haircut after the dispute settlement between Digital Phone Company Limited "DPC", a subsidiary of AIS, and Total Access Communication Public Company Limited "DTAC" in the amount of Baht 1,217 million (after tax). However, service revenue decreased as a result from economic slowdown, the Songkran incident and the flu impact.

Also, the rise of amortization q-o-q and y-o-y from shorten period of BTO contract although this was offset with lower network maintenance as part of the AIS's effort to control operating expense. In addition, the cost of base station and utility rose following the higher number of base station when compared to last quarter and the same period last year. Moreover, the administrative expenses decreased as a result from lower staff costs and reversed provision of handset inventory. For a discussion and analysis of the results of operations of AIS, please see MD&A of AIS below.

Expenses

Total expenses decreased 9.2% from Baht 2,495.8 million in 1Q09 to Baht 2,266.1 million in 2Q09 and 11.5% from Baht 2,559.3 million in 2Q08, primary, as a result from the decrease of net foreign exchange loss of Baht 110.2 million and Baht 436.9 million, respectively.

Cost of sales and services decreased 5.5% from Baht 1,678.0 million in 1Q09 to Baht 1,586.5 million in 2Q09, primarily due to cost of satellite and telephone network in foreign entities businesses. The cost of satellite dropped from the decrease of IPSTAR UT sale, in corresponding to the lower UT sales volume. Also, the cost of Thaicom conventional satellite decreased, mainly due to fully depreciation of Thaicom 1 in February 2009. The cost of telephone network in foreign entities dropped q-o-q, mainly from the one-time written-off asset amounted to USD 3.3 million in 1Q09, although this was offset with a rise in a depreciation following the completion of phase 9th and 10th projects in Cambodia. When compare to 2Q08, the cost of sales and services increased 5.5% or from Baht 1,503.8 million in 2Q08, primary due to cost of telephone network in foreign entities and satellite businesses. The increase of cost related to the telephone network in foreign entities was mainly due to the increase of depreciation and electricity of the expanded network and base station in Cambodia. Also, in Laos, there were the increase in cost of international roaming and depreciation of the expanded telephone network. Furthermore, in satellite business, the cost of sales and services of IPSTAR rose in corresponding to the increase of UT sales volume, transponder rental and gateway operation expenses.

Operating agreement fees from satellite business and telephone networks in foreign entities were stable q-o-q but increased 12.9% y-o-y as a result from the growth of IPSTAR revenue.

Administrative expenses decreased 8.0% from Baht 370.9 million in 1Q09 to Baht 341.2 million in 2Q09 as a result from the decrease in doubtful debt from satellite business, while staff costs increased from satellite business and telephone business in Cambodia. However, the administrative expenses increased 24.6% from Baht 273.9 million in 2Q08, mainly due to the staff costs of Cambodia.

Net foreign exchange gain was Baht 363.8 million in 2Q09 as the Baht appreciation to the USD, while, in 1Q09 and 2Q08, we had loss of Baht 110.2 million and Baht 436.9 million, respectively. This can be attributed to the depreciation of the Baht against the USD.

Profit before finance costs and tax

As a result of the foregoing, the profit before finance costs and tax increased 31.4% from Baht 1,643.9 million in 1Q09 to Baht 2,159.8 million in 2Q09 but decreased 14.6% from Baht 2,529.7 million in 2Q08.

Finance costs

Our finance costs decreased by 15.6% from Baht 106.7 million in 1Q09 to Baht 90.1 million in 2Q09 and decreased by 26.9% from Baht 123.3 million in 2Q08, primarily due to the repayment of loans of THCOM which related to the IPSTAR and Thaicom 5 projects in 4Q08 and 2Q09 and the loan repayment of DTV in 3Q08 and 1Q09.

Income tax

In 2Q09, there was an income tax expense of Baht 117.9 million as a result from an operating gain of satellite business, while, in 1Q09 and 2Q08, there were tax surplus of Baht 76.8 million and Baht 113.4 million, respectively, following the operating loss of satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the gain from our subsidiaries shared to minority in the amount of Baht 118.2 million in 2Q09, following the consolidated profit of satellite and international businesses. But, in 1Q09 and 2Q08, we recorded the loss shared to minority in the amount of Baht 132.6 million and Baht 163.9 million as a result from the consolidated loss of satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the aforementioned items, our net results rose from Baht 1,746.6 million in 1Q09 to Baht 1,833.6 million in 2Q09, but decreased from Baht 2,683.7 million in 2Q08.

Six months ended June 30, 2009 (1H09) compared to six months ended June 30, 2008 (1H08)

Revenues

Total revenue for the six months ended June 30, 2009 was Baht 8,455.3 million, decreased by 11.7% from Baht 9,446.8 million in 1H08. However, total revenue, excluding gain on exchange rate, decreased 12.7%, as a result of the decline of share of the net profit of AIS Group.

Revenue from sales and services slightly decreased from Baht 4,269.4 million in 1H08 to Baht 4,165.2 million in 1H09 as a result from the decrease in revenues from satellite and media and advertising businesses, although this was offset by the increase in revenues from telephone networks in foreign entities.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos increased 23.7% from Baht 878.4 million in 1H08 to Baht 1,150.9 million in 1H09. This was primarily because of the growth of telephone subscribers in both Cambodia and Laos, especially a significant growth rate of prepaid mobile phone subscribers.

In Laos, total telephone subscribers, including mobile and fixed line, increased 29.1% from 0.86 million in 1H08 to 1.10 million in 1H09. This was primarily due to the growth of prepaid mobile market and the 3G mobile service of prepaid GSM network. ARPU of prepaid mobile decreased 16.8% from a drop in minute of usage as, in 1H09; we have expanded its subscriber base to the people living in upcountry who have lower usage. PSTN ARPU increased 2.7%.

In Cambodia, the telephone subscribers increased 65.6% from 0.57 million in 1H08 to 0.95 million in 1H09, primarily due to the expanding its base stations to cover upcountry and main cities. ARPU decreased 18.5% because of the fierce competition from the new operators.

Satellite revenue decreased from Baht 2,436.1 million in 1H08 to Baht 2,180.6 million in 1H09, primarily because of lower UT sale.

Media and advertising revenues decreased 28.6% from Baht 713.9 million in 1H08 to Baht 555.1 million in 1H09, primarily due to the decrease in advertising spending of customer as a result from the recession of economic.

Others increased 13.5% from Baht 241.0 million in 1H08 to Baht 278.6 million in 1H09 mainly from the sale of DTV.

Share of profits of associates decreased 26.3% from Baht 5,028.8 million in 1H08 to Baht 3,981.9 million in 1H09, which was mainly contributed from AIS Group.

In 1H09, the profit of standalone AIS Group was Baht 8,764.7 million, decreased 23.5%, compared to Baht 11,456.3 million in 1H08 (the net profit did not included derivative adjustment that we adjusted to our share of profits from AIS Group result). The decrease was mainly from the one-time gain from debt haircut after the dispute settlement between DPC, and DTAC in the amount of Baht 1,217 million (after tax) in 1H08. Stripping out such non-recurring item, net profit still decreased 14.4% due to the decline of IR service revenue as a result of lower tourist arrival affected by political insurgence as well as fear of H1N1 flu. Also, the domestic voice usage decreased due to overall economic weakness. Furthermore, the cost of service, excluding interconnection charge, rose from higher amortization as mention above. However, the administrative expenses decreased from lower staff costs and reversed provision. For a discussion and analysis of the results of operations of AIS, please see MD&A of AIS below.

Net foreign exchange gain was Baht 253.6 million in 1H09 and Baht 53.8 million in 1H08. This can be attributed to the appreciation of the Baht against the USD.

Expenses

Total expenses decreased 2.0% from Baht 4,745.6 million in 1H08 to Baht 4,651.6 million in 1H09 as a result from the impairment loss on investment in a subsidiary and cost of sales and services.

Cost of sales and services decreased 1.2% from Baht 3,303.9 million in 1H08 to Baht 3,264.5 million in 1H09, primarily due to cost of media and advertising businesses, following the decrease of its revenue. Although this was offset with the increase in cost of telephone network in foreign entities businesses that rose from the depreciation and electricity of the expanded telephone network.

Operating agreement fees from satellite business and telephone networks in foreign entities increased 14.8% from 1H08, mainly, as a result from the growth of IPSTAR revenue and telephone network in Cambodia.

Administrative expenses slightly increased from Baht 712.1 million in 1H08 to Baht 717.0 million in 1H09 as a result from the increase in staff costs, even though this was offset with the decrease in administrative expenses.

Impairment loss on investment in a subsidiary, in 1H08, we recorded Baht 60.1 million, an impairment loss on our investment in PSC, which was sold in April 2008.

Profit before finance costs and tax

As a result of the foregoing, the profit before finance costs and tax decreased 23.6% from Baht 4,701.2 million in 1H08 to Baht 3,803.7 million in 1H09.

Finance costs

Our finance costs decreased by 39.6% from Baht 274.8 million in 1H08 to Baht 196.8 million in 1H09 as a result from the repayment of loans of THCOM which related to the IPSTAR and Thaicom 5 projects in 4Q08 and the loan repayment of DTV in 3Q08.

Income tax

In 1H09, there was an income tax expense of Baht 41.1 million as a result from operating profit of satellite business, while there was a tax surplus of Baht 43.0 million in 1H08, following the operating loss of satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the loss from our subsidiaries shared to minority in the amount of Baht 14.4 million in 1H09 and Baht 17.9 million, following the consolidated loss of satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the aforementioned items, our net results dropped from Baht 4,487.3 million in 1H08 to Baht 3,580.2 million in 1H09.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	June 30, 2009		December 31, 2008	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	3,508.4	*5.6%*	3,772.3	*6.0%*
Other current assets	2,009.6	*3.2%*	2,609.4	*4.1%*
Investments in associates	31,011.4	*49.7%*	31,237.5	*49.4%*
Long-term investments	777.0	*1.2%*	413.1	*0.7%*
Property and equipment, net	6,222.6	*10.0%*	5,608.2	*8.9%*
Property and equipment under operating agreements, net	16,288.3	*26.1%*	17,068.6	*27.0%*
Other non-current assets	2,628.1	*4.2%*	2,545.7	*3.9%*
Total assets	62,445.4	*100.0%*	63,254.8	*100.0%*
Total current liabilities	8,329.6	*13.3%*	7,890.9	*12.5%*
Long-term borrows	6,663.8	*10.7%*	7,726.4	*12.2%*
Other non-current liabilities	1,337.7	*2.1%*	1,077.1	*1.7%*
Total liabilities	16,331.1	*26.2%*	16,694.4	*26.4%*
Total shareholders' equity	46,114.3	*73.9%*	46,560.4	*73.6%*
Total liabilities and shareholders' equity	62,445.4	*100.0%*	63,254.8	*100.0%*

Assets

The cash & cash equivalents and current investment were Baht 3,508.4 million, slightly decreased from December 31, 2008. The investment in associates decreased 0.7%, mainly from the decrease in investment in AIS, as a result of dividend received from AIS in the amount of Baht 4,170.2 million but offset with share of net result in 1H09. Property and equipment under operating agreements dropped 4.6% due to the depreciation and amortization of assets related to our satellite business.

Liabilities

As at June 30, 2009, the consolidated liabilities decreased 2.2% to Baht 16,331.1 million mainly due to the loan repayment of IPSTAR, Thaicom 5 project as well as expansion of telephone network in Cambodia and a loan repayment of DTV.

Shareholders' equity

The consolidated shareholders' equity decreased from December 31, 2008, due to the net profit of 1H09. But this was offset with our dividend paid Baht 4,001.3 million.

Cash Flow

The following table summarizes our consolidated cash flows for the periods indicated:

	Six-month ended June 30,	
	2009	2008
	(in millions of Baht)	(in millions of Baht)
Net cash provided by operating activities	1,304.2	1,161.8
Net cash provided by investing activities	3,090.9	2,502.9
Net cash used in financing activities	(4,791.0)	(5,446.4)
Net decrease in cash & cash equivalents and current investment	(395.9)	(1,781.7)
Cash & cash equivalents and current investment at beginning of period	3,901.9	6,446.7
Effects of exchange rate changes on balances held in foreign currencies	2.4	(14.5)
Cash & cash equivalents and current investment at end of period	3,508.4	4,650.5

As at June 30, 2009, consolidated cash & cash equivalents and current investment were Baht 3,508.4 million, an decrease of Baht 395.9 million (excluding the effects of exchange rate changes on balances held in foreign currencies) from the end of the year 2008, while the consolidated cash & cash equivalents and current investment as at 30 June 2008 had decreased by Baht 1,781.7 million since the end of 2007.

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 1,304.2 million, an increase of 12.3% from 1H08 mainly, due to the incremental of cash received from account receivable in 1H09, even though there is an incremental of cash paid to account payable.

Net cash flows provided by investing activities

Cash received in investing activities was mainly from dividend received from AIS. In 1H09, the consolidated cash flow provided by investing activities was Baht 3,090.9 million, an increase of 23.5% from 1H08. This was because, in 1H08, there was the income tax paid from gain on sale of investment in subsidiary of Baht 1,353.5 million. However, there were the increment of cash used in property and equipment and long-term investment.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities was Baht 4,791.0 million decreased 12.0% from 1H08, mainly, from the decrease of dividend paid but offset with the increase in repayment of loans.

AIS With you, Always

OVERVIEW

2Q09 result was a seasonally weak quarter, added with the macro weakness from the political turmoil during Songkran (Thai New Year in April) and the outbreak of H1N1 influenza. These factors prompt the company to review the guidance for FY2009 as 1H09 came below expectation and the outlook for 2H09 appear less optimistic due to the prolonged impact from H1N1 and the pressure to consumer sentiment on renewed hike in oil price as well as political uncertainty, subsequently could delay economic recovery in 2H09.

AIS expects FCF growth of 15% y-o-y, although the revenue outlook is revised down to -3% to 0% to reflect the weaker-than-expected 1H09 and slow recovery in 2H09 from both domestic usage and international roaming (-30% yoy). One of the key drivers for the growth is our success in cost control measures shown in the improved service EBITDA margin* from 44.6% to 45.2% albeit the lower revenues during 1H09. In respect to weaker demand and revenue forecast, capex is also revised down to Bt11bn, 6bn of which spent in 1H09. For the 1H09, AIS generated Bt16.7bn of free cash flow or 6% increase from 1H08.

Data growth continued to be strong driven by internet SIM resulted in 39% y-o-y growth of revenue from mobile internet during 1H09. Sales of USB modem for data usage has been rising rapidly during the quarters, attributable to the mobility usage penetrated more into laptop users and partly the availability of inexpensive netbook. This suggests the strong demand for wireless internet access remained despite the weak economy.

Competition continued to focus on retaining usage of existing subscribers rather than new acquisition as reflected in lower industry net additions. To help sustain usage, AIS introduced a new buffet plan with lower monthly fee from Bt199 (Buffet Day) to Bt49 (Ngan Khao – Get Job) in the event of economic difficulties Sawasdee, the brand for low usage customers, are used to penetrate further into low-utilisation areas including extended validity for small refill to encourage ongoing usage. Postpaid acquisition also came with reasonable quality and ARPU from the success of "Mixed & Match" package due to its simplicity while its tariffs are similar to prepaid level and more comparable to competitor's offering in the market. The promotion is hence attractive to both new and existing subscribers as well as those who wants to move from prepaid to postpaid.

*service EBITDA margin (excluding handset business) is calculated based on separated financial statement of 1H09 and 1H08

OPERATIONAL HIGHLIGHTS

<< Details of operational data are presented in page 6 >>

Subscriber recorded 27.9m ,improved 1.2% q-o-q, and 7.5% y-o-y representing 320k net additions compared to 272k in 1Q09 and 877k in 2Q08. The subscriber growth was mostly from rural market particularly the North and the Northeast region.

ARPU & MOU declined from seasonal softness in usage and weak international roaming revenue. Postpaid ARPU including net IC fell 4.6% q-o-q to Bt605, while MOU was more stable with a 0.8% qoq drop, sustained by usage from Mix & Match package. Prepaid ARPU including net IC contracted 3.4% q-o-q to Bt196, while its MOU declined 1.6% q-o-q.

__Subscriber__ reached 27.9m, with growth mainly from upcountry market

__ARPU and Usage__ fell due to the impact of seasonality softness and weak IR revenue

FINANCIAL RESULTS

Service revenue excluding IC (Bt million)	2Q08		1Q09		2Q09		y-o-y	q-o-q
Voice revenue	16,287	77.3%	15,422	75.1%	15,244	76.5%	-6.4%	-1.2%
Postpaid (voice)	3,844	18.3%	3,674	17.9%	3,650	18.3%	-5.0%	-0.7%
Prepaid (voice)	12,443	59.1%	11,747	57.2%	11,593	58.2%	-6.8%	-1.3%
Non-voice revenue	2,666	12.7%	3,168	15.4%	3,151	15.8%	18.2%	-0.5%
International roaming	952	4.5%	832	4.0%	547	2.7%	-42.5%	-34.2%
Others (IDD, other fees)	1,155	5.5%	1,125	5.5%	990	5.0%	-14.3%	-12.0%
Total service revenue excl. IC	**21,060**	**100.0%**	**20,546**	**100.0%**	**19,932**	**100.0%**	**-5.4%**	**-3.0%**

__Service revenue excluded IC__ fell 5.4% y-o-y from weak usage especially IR revenue.

__EBITDA__ declined 6.3% y-o-y from lower revenue

__Net profit__ of Bt4,197m in 2Q09 fell 18% y-o-y from higher amortization

Service revenue exclude IC revenue in 2Q09 declined 3% q-o-q mostly from the drastic decline in international roaming due to the flu pandemic since beginning of May. Domestic voice usage was also weak from the seasonal effect and the exceptional lengthy Songkran holiday in April. On y-o-y basis, service revenue declined 5.4% on weak usage following economic slowdown as well as the Songkran incident and the flu impact.

Voice revenue Voice revenue declined 1.2% q-o-q on seasonal weakness of usage on both prepaid and postpaid. For the 1H09, voice revenue declined 6% y-o-y due to overall economic weakness.

Other revenue declined 12% q-o-q and 14% y-o-y from the weakness in **international call (IDD)** revenue which was also impacted by lower foreign tourists.

Net interconnection (IC) was higher q-o-q with net receipt of Bt319m compared to Bt273m in 1Q09. While incoming traffic continued to decrease (-2.7%), the higher net IC was driven by the stronger decline in outgoing traffic (-4.2%). On-net traffic continued to rise to 78% from 77% in previous quarter.

Sales revenues fell 19% q-o-q and 48% y-o-y as consumer demand for handset shrank following economic slowdown. In addition, the change in Nokia's distribution policy also limited company's sales starting in February only to Bangkok area. **Sales margin** was 2.7% compared to 2.2% in 1Q09 and 8.8% in 2Q08. The pressure to sales margin was from a conservative policy to manage handset inventory aging by actively destocking as demand outlook remains weak.

Interconnection (Bt million)	2Q08	1Q09	2Q09	y-o-y	q-o-q
Revenue	4,144	3,721	3,621	-12.6%	-2.7%
Cost	4,080	3,447	3,302	-19.1%	-4.2%
Net Interconnection	64	273	319	396%	16.8%
Cost of service excl.IC (Bt million)					
Amortization	4,426	4,596	4,733	6.9%	3.0%
Base station rental & utility	628	651	679	8.1%	4.3%
Maintenance	427	428	350	-18.0%	-18.1%
Others	929	944	957	2.9%	1.4%
Cost of service excl. IC	6,411	6,618	6,719	4.8%	1.5%
SG&A (Bt million)					
Marketing expense	572	519	658	15.0%	26.8%
Administrative expense	2,002	1,896	1,729	-13.6%	-8.8%
SG&A expenses	2,574	2,415	2,387	-7.3%	-1.2%
%marketing to total revenue	2.0%	2.0%	2.6%		
%bad debt to postpaid revenue	2.2%	3.6%	3.9%		
%SG&A to total revenue	9.1%	9.2%	9.5%		
EBITDA (Bt million)					
Operating profit	7,365	6,849	6,342	-13.9%	-7.4%
Depreciation PPE	752	765	836		
Network amortization	3,915	4,075	4,146		
Gain (loss) on disposals of PPE	57	-1	0		
Management benefit	-26	-17	-16		
Other financial cost	-16	-20	-18		
EBITDA	12,048	11,652	11,289	-6.3%	-3.1%
EBITDA margin	42.5%	44.3%	44.8%		

Non-voice revenue was relatively flat q-o-q as SMS fell from the New Year season in 1Q but offset by growth on mobile internet and content download. The y-o-y growth remained strong at 18% for 1H09 due to higher subscription to data plan using AIS data USB modem, attributable to the growth of mobile internet access among laptop users

International roaming revenue (IR) fell 34% q-o-q compared to the usual q-o-q drop in 2Q of 16-18% as a result of lower tourist arrival affected by political insurgence in April as well as fear of H1N1 flu. For 1H09, IR revenue declined 34% y-o-y.

Cost of service exclude IC cost rose 1.5% q-o-q and 4.8% y-o-y from higher amortization due to shorten period of BTO contract, this was partly offset by lower network maintenance which fell 18% both q-o-q and y-o-y as part of the effort to control operating expense. Cost of base station rental and utility rose 4.3% q-o-q and 8.1% y-o-y as number of base station rose to 15,165 from 14,900 in 1Q09 and 13,600 in 2Q08. For 1H09, cost of service excl. IC rose 4.4% from 6% higher amortization while operating saving was achieved on network maintenance and lower cost of refill cards due to the growth of refill on mobile.

Revenue sharing expense declined 2.7% q-o-q and 4.0% y-o-y following the decrease in service revenue. In addition, DPC a subsidiary that operates 1800MHz has informed TOT and CAT of the cancellation of access charge agreement and ceased the access charge payment (Bt200/sub/month) to TOT from 1 June 2009 onward to comply with interconnection regulation from NTC. The amount was approximately Bt48m per quarter.

Marketing spending rose 27% q-o-q and 15% y-o-y due to several ongoing marketing campaigns to maintain the strong brand presence in upcountry markets in particular the "Sawasdee Luk Tung Tour Thai" concerts as well as Songkran event. For 1H09, however, marketing expense declined 3.1% y-o-y while its % to total revenue remained well under control at 2.3% below the budget of 3%.

Administrative expense decreased 8.8% q-o-q and 13.6% y-o-y as a result of lower staff cost and reversed provision of handset inventory that was cleared during the quarter. **Bad debt provision** was slightly higher to 3.9% of postpaid revenue compared to 3.6% in 1Q09 and 2.2% in 2Q08 due to the postpaid growth into lower segment. For 1H09, administrative expense declined 6.9% y-o-y from lower staff cost and reversed provision.

Other income was Bt138m, declined 25% q-o-q from lower interest income as cash position reduced. On y-o-y basis, other income fell from Bt1,944m in 2Q08 which included the one-time gain from DPC settlement.

EBITDA was Bt11,289m, declined 3.1% q-o-q and 6.3% y-o-y following the decrease in revenue, partly offset by higher net IC receipt, lower maintenance and administrative expenses. EBITDA margin in 2Q09 was 44.8% slightly increased from 44.3% in 1Q09 and 42.5% in 2Q08 due to the declined in handset sales proportion which contributes minimal margin. For 1H09, EBITDA was Bt22,941m, declined 5.7% from previous year due to the decline of service revenue especially prepaid revenue and international roaming revenue but partly offset by improvement in net IC receipt, lower staff & administrative cost, as well as decline in cost of refill cards. EBITDA margin for 1H09 was 44.5%, up from 42.7% in 1H08 as the handset

Financial Cost					
Interest expenses	394	488	478	21.3%	-2.0%
Other financial costs	16	20	18	17.6%	-6.1%
Financial cost	**410**	**508**	**497**	**21.2%**	**-2.1%**
Consolidated (Bt million)					
Net income	6,333	4,567	4,197	-33.7%	-8.1%
Deduct: Gain on DPC settlement after tax	(1,217)				
Normalized net income	**5,116**	**4,567**	**4,197**	**-18.0%**	**-8.1%**

proportion fell.

Financial cost declined 2.1% q-o-q but increased 21% y-o-y from higher outstanding debt of Bt39bn in 2Q09 compared to Bt30bn as of 2Q08.

Net profit for 2Q09 was Bt4,197m, fell 8.1% q-o-q from higher amortization and interest expense. On y-o-y basis net profit declined 33.7% due to one-time gain on DPC settlement. Excluding the gain, recurring net profit declined 18.3% y-o-y due to higher amortization and interest expense. For 1H09, recurring net profit was Bt8,764m, declined 14.4% y-o-y.

Balance sheet structure

Total asset fell 4.3% q-o-q to Bt131,698m from Bt137,664m in 1Q09, caused by lower cash which declined to Bt27,368m in 2Q09 from Bt30,053m in 1Q09 mainly due to the dividend payment of Bt9,774m in May. Additionally, network, property and equipment declined 3.1% q-o-q as the amortization of assets was greater than new capex.

Bt million	1Q09	%to total asset	2Q09	%to total asset
Cash	30,053	21.8%	27,368	20.8%
ST investment	20	0.0%	34	0.0%
Trade receivable	5,094	3.7%	5,479	4.2%
Inventory	1,266	0.9%	907	0.7%
Other	2,536	1.8%	2,374	1.8%
Current Asset	38,968	28.3%	36,162	27.5%
Networks and PPE	79,318	57.6%	76,899	58.4%
Intangible asset	6,529	4.7%	6,437	4.9%
Defer tax asset	10,075	7.3%	9,940	7.5%
Others	2,753	2.0%	2,260	1.7%
Total Assets	137,644	100.0%	131,698	100.0%
Trade accounts payable	3,826	2.8%	3,990	3.0%
CP of LT loans	3,889	2.8%	3,923	3.0%
Accrued R/S expense	4,058	2.9%	5,166	3.9%
Others	10,781	7.8%	9,371	7.1%
Current liabilities	22,553	16.4%	22,450	17.0%
Total interest-bearing debt	39,084	28.4%	39,317	29.9%
Total Liabilities	59,596	43.3%	59,203	45.0%
Total Equity	78,048	56.7%	72,495	55.0%

Liquidity The considerable cash built up from issued debentures of Bt7.5bn during 1Q09 enhanced the company to maintain high level of liquidity with current ratio of 1.61 in 2Q09, dropped from 1.73 in 1Q09. Inventory also declined significantly from previous quarter due to active destocking of handsets, while current liabilities were relatively flat.

Debentures and loans in 2Q09 slightly increased to Bt39,317m from Bt39,084m in 1Q09. Average cost of debt in 2Q09 was 4.7% compared to 4.8% in 1Q09 and 5.3% in 2Q08 with all foreign debt fully hedged.

Capital structure with the lower equity from dividend payment during the period, total liability to equity rose to 82% from 76% in 1Q09. The capital structure nevertheless remained strong with Net debt to equity of 16%.

Bt million	1Q09	2Q09
Debt ratio	43%	45%
Net debt to equity	12%	16%
Total liabilities to equity	76%	82%

(1) includes swap contract; (2) includes bond issuing cost

Unit: million	End of 2Q09	Repayment 2H09	2010	2011	2012	2013	2014
Long term loan[1]	16,420	247	494	9,979	494	494	2,939
Debenture[2]	22,897	3,427	-	4,000	5,000	8,000	2,500
Total debt	39,317	3,674	494	13,979	5,494	8,494	5,439

Cash Flow

Cash flow position remained strong to supported both CAPEX and debt repayment. For 1H09, the Company generated operating cash flow before change in working capital of Bt23.6bn while spent Bt5.9bn in capex, repaid Bt3.5bn of debt, and paid Bt9.8bn in dividend.

Source and use of fund: 1H09

1H09 — Bt. million

Source of Fund		Use of Fund	
Operating CF before change in working capital	23,620	CAPEX & Fixed assets	5,951
Proceed from LT borrowing	8,535	Dividend payment	9,774
Interest received	157	Finance cost paid	1,010
Investment	90	Cash increase	11,273
Disposal of property and equipment	11	Repayment of LT borrowing	3,516
Share capital and share premium	69	Changes in working capital	959
Total	**32,483**	**Total**	**32,483**

FY2009 MANAGEMENT OUTLOOK & STRATEGY(REVISED)

Market subscriber forecast	5m net additions for the market

Market share	Maintain revenue market share
Free cash flow**	+15% y-o-y
Service revenue**	-3% to 0% service revenue growth **revised from 3-4%
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization**	7-8% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right) **revised from 8-10%
EBITDA margin	41-42%
Capex**	Bt11bn cash capex (including 3G on 900MHz) **revised from 13-15bn
Net IC revenue	Bt400-700m

FY09 guidance is revised to reflect worse-than-expected 2Q09 and company's outlook of slower economic recovery during the 2H09. 2Q09 result was negatively impacted by unexpected events from the political turmoil during Songkran (Thai New Year in April) and H1N1 influenza. For 2H09, major challenges are on the demand side that remains weak, renewed climb in oil price, political uncertainty, and the prolonged impact of H1N1 influenza. Service revenue growth (excluding interconnection revenue) is hence revised down to -3% to 0% from previously 3-4%. Voice usage, the largest contributor to revenue, is expected to remain weak with slower recovery in 2H09 while stable competition continued. International roaming and to the lesser degree international call were significantly impacted by the decrease in tourist arrivals following the H1N1 influenza. International roaming revenue is now expected to decline 30% y-o-y. Data revenue however remained healthy and was in-line with our expectation; its growth target hence is maintained at 10-15%.

Despite the lower revenue growth forecast, company expects to grow free cash flow by 15% y-o-y with cost efficiency program being implemented on both operating expense and capital expenditure. Consolidated EBITDA margin is expected at 41-42% albeit the lower revenue forecast due to (1) the forecasted lower proportion of revenue from handset business which usually erode consolidated margin, (2) lower gross interconnection revenue while net interconnection receipt is expected to be similar to FY08, and (3) operational cost saving on network maintenance, lower cost of refill cards as company is pushing on refill-on-mobile, as well as lower staff cost and administrative expenses. With slower demand forecast and continued stable outlook on competition, capex is revised down to Bt11bn from the previous Bt13-15bn. The cost management on both opex and capex is targeted to enhance the company's ability to deliver strong free cash flow and hence consistent return to shareholders with an expected growth on FCF of 15% y-o-y.

Handset sales is expected to decline significantly from weak consumer spending as well as the change in Nokia's distribution policy starting from February which limited sales for company's distribution arm to only Bangkok area. Handset business this year is expected to contribute near-zero gross margins in a short run. In addition, we have been maintaining a conservative inventory provisioning policy. Despite the short-term negative impact and potential smaller scale of business, it remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service..

The mobile penetration in 2H09 is expected to grow over 100% with organic demand continues from upcountry market that contributes lower ARPU. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share. During the economy slowdown, competition outlook remains benign while mobile operators shift the focus to retaining usage from existing subscriber as well as quality customer and loyalty program rather than aggressive acquisition which would drive further multiple SIMs.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. AIS expects NTC to auction 2.1GHz spectrum in 1Q10. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also well-shaped to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

P&L summary	1H08	1H09	y-o-y
Service revenue	50,886	47,820	-6.0%
Sales revenue	6,107	3,677	-39.8%
Total revenue	**56,993**	**51,497**	**-9.6%**
Cost of service	(20,991)	(20,086)	-4.3%

0.

FINANCIAL SUMMARY

P&L summary	2Q08	1Q09	2Q09	y-o-y	q-o-q
Service revenue	25,204	24,267	23,553	-6.5%	-2.9%
Sales revenue	3,141	2,033	1,644	-47.7%	-19.1%
Total revenue	**28,345**	**26,300**	**25,197**	**-11.1%**	**-4.2%**
Cost of service	(10,491)	(10,065)	(10,020)	-4.5%	-0.4%
Revenue sharing	(5,051)	(4,982)	(4,849)	-4.0%	-2.7%
Cost of Sales	(2,865)	(1,988)	(1,599)	-44.2%	-19.6%
Gross Profit	**9,939**	**9,264**	**8,729**	**-12.2%**	**-5.8%**
SG&A	(2,574)	(2,415)	(2,387)	-7.3%	-1.2%
EBITDA	**12,048**	**11,652**	**11,289**	**-6.3%**	**-3.1%**
EBT	8,915	6,529	6,007	-32.6%	-8.0%
Net Income	**6,333**	**4,567**	**4,197**	**-33.7%**	**-8.1%**

Revenue sharing	(10,208)	(9,831)	-3.7%
Cost of Sales	(5,607)	(3,588)	-36.0%
Gross Profit	**20,188**	**17,993**	**-10.9%**
SG&A	(5,110)	(4,802)	-6.0%
EBITDA	**24,325**	**22,941**	**-5.7%**
EBT	16,259	12,537	-22.9%
Net Income	**11,456**	**8,764**	**-23.5%**

Breakdown – Service revenue	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09
Postpaid – voice	23.5%	23.5%	21.5%	19.3%	17.7%	18.3%	18.0%	18.5%	17.9%	18.3%
Prepaid – voice	56.3%	57.6%	59.1%	59.5%	58.5%	59.1%	58.6%	57.9%	57.2%	58.2%
Postpaid – data	4.6%	4.3%	4.5%	4.8%	5.2%	4.9%	5.4%	6.3%	6.8%	6.7%
Prepaid – data	6.3%	6.2%	6.6%	6.9%	7.3%	7.7%	8.1%	8.2%	8.6%	9.1%
International roaming	5.2%	4.2%	4.4%	5.1%	5.4%	4.5%	4.4%	3.4%	4.0%	2.7%
Others (IDD, other fees)	4.1%	4.2%	3.9%	4.4%	5.9%	5.5%	5.5%	5.7%	5.5%	5.0%
Sales revenue										
Handset	93.7%	93.4%	94.7%	95.2%	95.0%	95.8%	95.9%	94.5%	94.0%	92.3%
SIM	6.3%	6.6%	5.3%	4.8%	5.0%	4.2%	4.1%	5.5%	6.0%	7.7%
Breakdown – Cost of service										
Amortisation	67.3%	68.4%	68.7%	69.2%	68.8%	69.0%	68.5%	68.8%	69.4%	70.5%
Base station	9.6%	9.8%	9.3%	9.2%	9.6%	9.8%	9.4%	9.7%	9.8%	10.1%
Maintenance	8.0%	7.3%	7.8%	7.6%	6.7%	6.7%	7.6%	7.0%	6.5%	5.2%
Others	15.1%	14.5%	14.2%	14.0%	14.9%	14.5%	14.5%	14.5%	14.3%	14.2%
Cost of sales										
Handset	98.2%	97.1%	96.9%	97.6%	97.6%	97.2%	97.5%	96.2%	96.6%	96.0%
SIM	1.8%	2.9%	3.1%	2.4%	2.4%	2.8%	2.5%	3.8%	3.4%	4.0%

Balance Sheet summary	2Q08	1Q09	2Q09
Current Assets	24,162	38,968	36,162
Fixed Assets	83,338	79,318	76,899
Total Assets	128,952	137,644	131,698
Total Liabilities	51,593	59,596	59,203
Retained Earnings	51,685	52,322	46,745
Total Equities	77,359	78,048	72,495

Key Ratios	2Q08	1Q09	2Q09
EBITDA	12,048	11,652	11,289
EBITDA Margin	42.5%	44.3%	44.8%
Interest Coverage (x)	18.7	14.0	13.3
DSCR (x)	6.0	5.6	5.4
Net Debt / EBITDA (x)	0.36	0.19	0.26
Net debt to Equity (x)	0.23	0.12	0.16
Total Liabilities to Equity (x)	0.67	0.76	0.82
Free cash flow to EV (%)	9.6%	11.0%	10.7%
ROE (%)	32%	23%	23%

OPERATIONAL DATA

Subscribers	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09
GSM Advance	2,243,100	2,260,300	2,410,400	2,534,200	2,586,300	2,672,200
GSM 1800	81,400	79,700	78,600	77,800	76,900	78,300
Postpaid	2,324,500	2,340,000	2,489,000	2,612,000	2,663,200	2,750,500
Prepaid	22,762,800	23,624,700	24,285,600	24,698,200	24,918,600	25,151,500
Total subscribers	25,087,300	25,964,700	26,774,600	27,310,200	27,581,800	27,902,000
Net additions						
Postpaid	38,600	15,500	149,000	123,000	51,200	87,300
Prepaid	943,300	861,900	660,900	412,600	220,400	232,900
Total net additions	981,900	877,400	809,900	535,600	271,600	320,200
Churn rate (%)						
Postpaid	1.9%	1.9%	1.7%	2.0%	2.0%	2.0%
Prepaid	4.4%	4.5%	5.1%	5.2%	4.8%	4.9%
Blended	4.2%	4.3%	4.8%	4.9%	4.6%	4.7%
Subscriber market share						
Postpaid	41%	41%	41%	40%	41%	n/a
Prepaid	46%	46%	45%	45%	44%	n/a
Total	46%	45%	45%	44%	44%	n/a
ARPU excl. IC (Bt)						
GSM Advance	757	743	711	695	678	645
GSM 1800	729	713	676	666	636	631
Postpaid	756	742	709	695	677	645
Prepaid	231	218	206	193	195	188
Blended	280	266	252	241	241	232
ARPU incl. net IC (Bt)						
GSM Advance	707	688	661	647	634	605
GSM 1800	729	692	657	649	620	615
Postpaid	708	688	661	647	634	605
Prepaid (One-2-Call!)	237	224	214	203	203	196
Blended	282	267	255	245	244	236
MOU (minutes: billable outgoing only)						
GSM Advance	594	574	550	546	533	529
GSM 1800	476	472	473	487	480	470
Postpaid	589	570	548	544	531	527
Prepaid	260	266	262	242	243	239
Blended	290	294	288	270	271	267
Traffic						
% outgoing to total minute	48%	49%	49%	49%	48%	48%
% on-net to total outgoing minute	71%	73%	75%	76%	77%	78%

QUARTERLY REVIEW OF TARIFF PLANS

Prepaid plans

One-2-Call! SIM	▪ SIM price: Bt99, validity: 30 days ▪ Subscriber can choose only 1 out of 4 options: 1. Call with in AIS: Bt2.14 on the first minute, Bt0.27/minute thereafter Call to other networks: Bt1.07/minute 2. Call within AIS between 10pm-10am: Bt0.16/minute Call within AIS between 10am-10pm and other networks: Bt1.07/minute 3. Call within AIS between 11pm-5pm: Bt0.59/minute, Call within AIS between 5pm-11pm and other networks: Bt1.07/minute 4. Call to all networks: Bt3.21 for the first minute, Bt1.07 for the second minute, and Bt0.54/minute thereafter ▪ Get unlimited free call to Hutch
Get Jobs	▪ Monthly fee: Bt59, validity: Bt300/30 days ▪ Call within AIS between 11pm-5pm: Bt1.50/call, Call within AIS between 5pm-11pm and call to other networks: Bt3 for the first minute, Bt0.50/minute thereafter
2 Friends	▪ Validity: Bt300 for 30 days For on-net ▪ Call to 2 AIS numbers: Bt0.35/minute, ▪ Others: Bt1.50/minute For off-net ▪ Bt1.75/minute
5 Friends	▪ Validity: Bt300 for 30 days For on-net ▪ Call to 5 AIS numbers: Bt0.50/minute, ▪ Others: Bt1.50/minute For off-net ▪ Bt1.75/minute
Call in Gang	▪ Validity: Bt300 for 30 days For on-net ▪ Call to numbers using promotion "Call in Gang" Bt1 for first minute, Bt0.50/minute thereafter ▪ Others: Bt1.50/minute For off-net ▪ Bt1.75/minute

Postpaid plans

Basic 200/400/600	▪ Monthly fee: Bt200/400/600 ▪ Free call 200/400/600 minutes, Bt.1.50/minute to all networks
NET SIM 99/199/350/500/999	▪ Monthly fee: Bt99/199/350/500/900 ▪ Free GPRS 30/60/100/250/Unlimited Hrs., Bt1/minute for exceed minutes ▪ Call charge Bt1/minute

ARPU DEFINITION

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU exclude IC	ARPU include IC
Definition	Consolidated service revenue exclude international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue exclude international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued

Glossary of terms and definitions

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
ARPU excl. IC	Consolidated service revenue exclude international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; exclude call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation, amortization, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Debt Ratio	Total liabilities at ending period divided by total assets at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2009

SH 056/2009

August 14, 2009

Subject: Submission of reviewed financial statements for Quarter 2/2009

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for Quarter 2/2009;
2. Summary of the Company's operating results (Form F45-3);
3. Management Discussion and Analysis for Quarter 2/2009

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 6/2009, held on August 14, 2009, approved the balance sheets, statements of income and cash flow statements for Quarter 2/2009, ended June 30, 2009. The Company would like to submit the copies of financial statements and clarify the operating results as follow:

The Company's operating results (Cost Method)

Unit: million baht

Baht million	**Quarter 2/2009**	**Quarter 2/2008**	**% Change**
Dividend	4,216.2	4,212.3	0.1
Other income	9.6	14.6	-34.2
Total	4,225.8	4,226.9	-0.02
Less operating expenses (net)	64.0	64.6	0.9
Net profit	4,161.8	4,162.3	-0.01

The Company made a net profit of 4,161.8 million baht under the cost method in Quarter 2/2009, net profit slightly decreased from Baht 4,162.4 million in Quarter 2/2008.

Consolidated operating results

Baht million	**Quarter 2/2009**	**Quarter 2/2008**	**% change**
Shin Corporation Plc. and others	(42.5)	(41.4)	-2.7
Local wireless telecommunications – ADVANC	1,909.3	2,955.1	-35.4
Local wireless telecommunications – ADVANC (Normalized)*	*1,909.3*	*2,435.8*	*-21.6*
Satellite & International businesses - THCOM	81.7	(116.1)	170.4
Media & Advertising businesses	(114.9)	(113.8)	-0.9
Net profit attributable to equity holder of the Company	**1,833.6**	**2,683.8**	**-31.7**
Net profit attributable to equity holder of the Company (Normalized*)	**1,833.6**	**2,164.8**	**-15.3**

*Excluded gain from dispute settlement between Digital Phone Co., Ltd. ("DPC") and Total Access Communication Plc ("DTAC") that was booked in 2Q08.

The Company had a net profit attributable to equity holders of the Company for Quarter 2/2009 of 1,833.6 million baht, decreased by 31.7% from 2,683.8 million baht in the same period of last year or decreased by 15.3% from a normalized net profit.

1. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) decreased by 35.4%. This was mainly a result from dispute settlement between Digital Phone Co., Ltd. ("DPC") and Total Access Communication Plc ("DTAC") that was booked in 2Q08. Without gain from the dispute settlement, the share of the net result decreased by 21.6% from the slowdown of economic and the decrease in service revenue from the international roaming ("IR") as a result of lower tourist arrival affected by fear of H1N1 influenza.

2. In 2Q09, satellite and telephone network in foreign entities businesses had a net profit due to gain on exchange while, in 2Q08, there was a loss mainly from foreign exchange.

3. The Media & Advertising businesses reported a loss of 114.9 million baht mainly due to an accrued interest on unpaid operating agreement fee of ITV Plc.

Summary Translation Letter
To the Stock Exchange of Thailand
August 14, 2009

SH 055/2009

August 14, 2009

Subject: Notification of the Resolution of the Board of Directors' Meeting No. 6/2009 regarding the interim dividend payment for performance.

To: The President
The Stock Exchange of Thailand

Attachments:
1. Note to the interim dividend payment for performance from April 10, 2009 to August 13, 2009.
2. Interim financial statements to the cost method of accounting for the period April 10, 2009 to August 13, 2009.

The Board of Directors of Shin Corporation Public Company Limited (the "Company") in meeting no. 6/2009 held on August 14, 2009 at 2.00 p.m. at the Board Room, Shinawatra Tower 1, 414 Phaholyothin Road, Samsen Nai, Phayathai, Bangkok 10400, resolved the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 5/2009 held on August 3, 2009.
2. Approved the balance sheet, statement of income, and statement of cash flow for the second quarter of 2009 ending June 30, 2009.
3. Approved the interim dividend payment for the period April 10, 2009 to August 13, 2009 at the rate of Baht 1.15 per share (One baht fifteen satang) totalling Baht 3,681.3 million.

   The Company has fixed the Record Date on which shareholders have the rights to receive the interim dividend as August 28, 2009 and fixed the share registration book closing date as August 31, 2009 for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535. The dividend shall be distributed on September 11, 2009. Details are shown in Attachments 1 and 2.

Attachment 1

Note to the interim dividend payment for performance from April 10, 2009 to August 13, 2009

1. The effect of change in accounting policy

Notification of the Federation of Accounting Professions No. 26/2549 dated October 11, 2006 and No. 32/2549 dated 3 November 2006 relates to the amendment of TAS No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" and TAS No. 45 "Accounting for Investments in Associates". The notification requires the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in separate financial statements. Under the cost method of accounting, income from investments is recorded when dividends are declared instead of the share of net results from investments over the same period. The notification is mandatory from January 1, 2007. The Company has applied such method of accounting for investments in subsidiaries and associates and has also applied the same method for investments in joint ventures presented in company financial statements. Furthermore, the Company has applied retroactive adjustment. The change in accounting method impacts the separate financial statements only and does not impact the consolidated financial statements. As a result, the Company's retained earnings decreased significantly.

2. Dividend Policy

After the change in accounting policy, the dividend will be distributed according to the Company's performance using the cost method. This is to be in line with the Company's operations (as the holding company) whose major source of revenue is from received dividend. For the purpose of continuing to make regular dividend payments to shareholders, despite of the impact from the change in accounting policy, the Company has proposed the interim dividend payment following resolution on August 13, 2009 by the Board of Directors of ADVANC (in which SHIN holds a 42.65% stake (as of 4 August 2009)) who approved to pay dividends at the rate of Baht 3.00 per share. The Company's net profit for the period of April 10, 2009 to August 13, 2009 is Baht 3,765 million and retained earnings as at August 13, 2009 is Baht 4,234 million. The Board of Directors then considered the approval of the interim dividend payment from the Company's retained earnings at August 13, 2009. The interim financial statements according to the cost method of accounting (unaudited and unreviewed) are shown in Attachment 2.

3. Proposed interim dividend payment for performance from April 10, 2009 to August 13, 2009

As the Board of Directors of ADVANC passed a resolution on August 13, 2009 to approve the interim dividend payment of Baht 3.00 per share, SHIN realizes dividend income of Baht 3,791.14 million (1,263,712,000 shares at Baht 3.00 per share). Based on the Company's retained earnings as of August 13, 2009, the Company is able to pay the interim dividend.

As a result, the Company proposed to pay the interim dividend at Baht 1.15 per share to shareholders, totalling Baht 3,681.3 million. The Company will reserve the remaining cash for working capital.

Attachment 2

Shin Corporation Public Company Limited

Interim Financial Statements (Cost Method)

Unit : Baht million

(Unaudited & Unreviewed)

Statements of Income	For the period ended From 1 Jan - 9 Apr 2009 [1]	From 10 Apr - 13 Aug 2009 [2]
Revenues		
Dividends income	4,170	3,837 [3]
Other income	14	12
Total revenues	4,184	3,849
Expenses		
Selling and administrative expenses	79	84
Net profit for the period	4,105	3,765
Earnings per share (Baht)	1.28	1.18

Unit : Baht million

(Unaudited & Unreviewed)

Balance Sheets	As at 9 Apr 2009 [1]	As at 13 Aug 2009 [2]
Assets		
Cash, cash equivalents and Current investments	1,624	1,756
Accrued dividend income	4,170	3,809
Investments in subsidiaries, associates and jointly-controlled entities	12,502	12,502
Other current and non-current assets	102	104
Total assets	18,398	18,171
Liabilities and shareholders' equity		
Total liabilities	30	40
Shareholders' equity		
Share capital	3,201	3,201
Premium on share capital	10,197	10,197
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	4,470	4,234
Total shareholders' equity	18,368	18,132
Total liabilities and shareholders' equity	18,398	18,171

Notes 1) This interim financial statement was proposed to the Annual General Meeting of Shareholders to approve the interim dividend payment on 10 April 2009.

2) This interim financial statement has been prepared in order to propose to the Board of Directors meeting on 14 August 2009 to approve the interim dividend payment.

3) The dividend incomes are from ADVANC of Baht 3,791 million and other subsidiaries of Baht 46 million.

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2009

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2009, and the related statements of income for the three-month and six-month periods ended 30 June 2009 and 2008, and the related statements of changes in equity and cash flows for the six-month period ended 30 June 2009 and 2008 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes 2 (b) and 12 (d) to the financial statements as at 30 June 2009, ITV Public Company Limited ("ITV")'s current liabilities exceed its current assets by an amount of Baht 3,580 million and there is a deficit in excess of the share capital of an amount of Baht 2,827 million and ITV's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") as ITV did not pay the unpaid operating fee totaling Baht 2,210 million and the interest on the total unpaid operating fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the operating agreement to PMO. ITV has filed statements of claim regarding the unpaid operating fees totaling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 20 February 2009. However, I drew attention to the fact that PMO had revoked the Operating Agreement of ITV as described in note 2(b) - first paragraph to the financial statements. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
14 August 2009

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 June 2009 (Unaudited)	31 December 2008	30 June 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		2,335,194	2,728,759	959,482	791,864
Current investments		1,173,166	1,043,634	815,948	934,640
Trade accounts, notes receivable and accrued income, net	4	1,041,814	1,487,435	-	-
Amounts due from, advances and loans to related parties	3	1,029	70,879	22,997	-
Inventories, net		450,915	545,077	-	-
Other current assets		515,812	505,957	22,953	17,886
Total current assets		**5,517,930**	**6,381,741**	**1,821,380**	**1,744,390**
Non-current assets					
Investments in subsidiaries, associates and jointly-controlled entities, net	5	31,011,440	31,237,537	12,502,396	12,502,396
Long-term investments		776,977	413,064	25,000	25,000
Property and equipment, net	6	6,222,608	5,608,173	32,906	40,452
Property and equipment under operating agreements, net	6	16,288,342	17,068,637	-	-
Intangible assets, net	6	1,434,653	1,412,506	10,454	11,515
Deferred tax assets		573,893	569,776	-	-
Other non-current assets		619,507	563,359	5,349	6,236
Total non-current assets		**56,927,420**	**56,873,052**	**12,576,105**	**12,585,599**
Total assets		**62,445,350**	**63,254,793**	**14,397,485**	**14,329,989**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2009 and 31 December 2008

Liabilities and equity	Note	Consolidated financial statements 30 June 2009 (Unaudited)	Consolidated financial statements 31 December 2008	Separate financial statements 30 June 2009 (Unaudited)	Separate financial statements 31 December 2008
		(in thousand Baht)			
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	7	17,000	296,202	-	-
Trade accounts and notes payable		678,309	960,819	840	840
Accounts payable - equipment		201,729	215,771	-	-
Amounts due to related parties		6,654	4,637	4,759	7,380
Current portion of long-term borrowings	7	2,056,136	1,293,743	225	225
Accrued operating agreement fees		604,210	559,545	-	-
Provision for unpaid operating agreement fee and interest	*12 (d)*	3,937,835	3,722,907	-	-
Income tax payable		54,133	71,738	-	-
Other current liabilities		773,620	765,534	28,585	57,559
Total current liabilities		**8,329,626**	**7,890,896**	**34,409**	**66,004**
Non-current liabilities					
Long-term borrowings	7	6,663,803	7,726,439	317	430
Deferred tax liabilities		135,545	139,531	-	-
Long-term account payable - equipment		1,105,146	816,747	-	-
Other non-current liabilities		96,976	120,734	-	-
Total non-current liabilities		**8,001,470**	**8,803,451**	**317**	**430**
Total liabilities		**16,331,096**	**16,694,347**	**34,726**	**66,434**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2009 and 31 December 2008

Liabilities and equity	Note	Consolidated financial statements		Separate financial statements	
		30 June 2009 (Unaudited)	31 December 2008	30 June 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Equity					
Share capital	*8*				
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,201,067	3,201,067	3,201,067	3,201,067
Share premium	*8*	10,197,304	10,197,304	10,197,304	10,197,304
Unrealised gain on dilution of investments in subsidiaries and an associate		4,105,649	4,088,352	-	-
Unrealised gain (loss) from revaluation of current investment		(2,063)	26	-	-
Currency translation differences		(65,863)	(55,665)	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		18,712,445	19,133,558	464,388	365,184
Total equity attributable to equity holders of the Company		**36,648,539**	**37,064,642**	**14,362,759**	**14,263,555**
Minority interests		9,465,715	9,495,804	-	-
Total equity		**46,114,254**	**46,560,446**	**14,362,759**	**14,263,555**
Total liabilities and equity		**62,445,350**	**63,254,793**	**14,397,485**	**14,329,989**

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements 2009	Consolidated financial statements 2008	Separate financial statements 2009	Separate financial statements 2008
			(in thousand Baht)		
Revenues					
Revenues from sales of goods and rendering of services		2,092,825	2,070,746	-	-
Dividends income		-	-	4,216,246	4,212,249
Other income	*10*	25,659	42,621	9,641	14,735
Net foreign exchange gain		363,772	-	-	-
Share of profit of associates		1,943,604	2,975,640	-	-
Total revenues		**4,425,860**	**5,089,007**	**4,225,887**	**4,226,984**
Expenses					
Cost of sales of goods and rendering of services		1,586,532	1,503,706	-	-
Operating agreement fees		135,547	120,127	-	-
Loss on provision for interest on unpaid operating agreement fees	*12(d)*	108,349	107,762	-	-
Selling expenses		57,268	65,177	-	-
Administrative expenses		341,148	273,916	36,336	41,543
Net foreign exchange loss		-	436,878	-	-
Management benefit expenses		37,216	51,639	27,655	23,046
Total expenses		**2,266,060**	**2,559,205**	**63,991**	**64,589**
Profit before finance costs and income tax expenses		**2,159,800**	**2,529,802**	**4,161,896**	**4,162,395**
Finance costs		(90,113)	(123,326)	(29)	(25)
Profit before income tax expense		**2,069,687**	**2,406,476**	**4,161,867**	**4,162,370**
Income tax expense		(117,894)	113,413	-	-
Profit for the period		**1,951,793**	**2,519,889**	**4,161,867**	**4,162,370**
Attributable to:					
Equity holders of the Company		1,833,593	2,683,787	4,161,867	4,162,370
Minority interest		118,200	(163,898)	-	-
		1,951,793	**2,519,889**	**4,161,867**	**4,162,370**
Earnings per share (Baht)	*11*				
Basic		0.57	0.84	1.30	1.30
Diluted		0.57	0.84	1.30	1.30

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries
Statements of income
For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		4,165,229	4,269,430	-	-
Dividends income		-	-	4,216,246	4,212,249
Other income	*10*	54,617	94,749	22,306	32,907
Net foreign exchange gain		253,608	53,812	-	-
Share of profit of associates		3,981,878	5,028,780	-	-
Total revenues		**8,455,332**	**9,446,771**	**4,238,552**	**4,245,156**
Expenses					
Cost of sales of goods and rendering of services		3,264,502	3,303,875	-	-
Operating agreement fees		270,827	230,598	-	-
Loss on provision for interest on unpaid operating agreement fees	*12(d)*	214,928	215,525	-	-
Selling expenses		104,282	115,582	-	-
Administrative expenses		717,029	712,118	81,454	68,255
Impairment loss on investment in a subsidiary		-	60,098	-	86,914
Management benefit expenses		80,062	107,706	56,536	50,381
Total expenses		**4,651,630**	**4,745,502**	**137,990**	**205,550**
Profit before finance costs and income tax expenses		**3,803,702**	**4,701,269**	**4,100,562**	**4,039,606**
Finance costs		(196,853)	(274,837)	(45)	(30)
Profit before income tax expense		**3,606,849**	**4,426,432**	**4,100,517**	**4,039,576**
Income tax expense		(41,071)	43,036	-	-
Profit for the period		**3,565,778**	**4,469,468**	**4,100,517**	**4,039,576**
Attributable to:					
Equity holders of the Company		3,580,200	4,487,406	4,100,517	4,039,576
Minority interest		(14,422)	(17,938)	-	-
		3,565,778	**4,469,468**	**4,100,517**	**4,039,576**
Earnings per share (Baht)	*11*				
Basic		1.12	1.40	1.28	1.26
Diluted		1.12	1.40	1.28	1.26

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

Consolidated financial statements

	Equity attributable to equity holders of the Company									
						Retained earnings				
	Issued and paid-up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain from revaluation of current investment	Currency translation differences	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
					(in thousand Bath)					
Balance at 1 January 2008	3,196,857	10,149,871	3,998,014	-	(99,286)	500,000	22,127,021	39,872,477	9,849,001	49,721,478
Unrealised gain on dilution of investments in subsidiaries and an associate	-	-	80,072	-	-	-	-	80,072	-	80,072
Translation of financial statement difference	-	-	-	-	45,241	-	-	45,241	-	45,241
Minority interests increased during the period	-	-	-	-	-	-	-	-	83,579	83,579
Net income recognised directly in equity	-	-	80,072	-	45,241	-	-	125,313	83,579	208,892
Profit (loss) for the period	-	-	-	-	-	-	4,487,406	4,487,406	(17,938)	4,469,468
Total recognised income	-	-	80,072	-	45,241	-	4,487,406	4,612,719	65,641	4,678,360
Issue of share capital										
Increased in share capital	4,210	47,432	-	-	-	-	-	51,642	-	51,642
Dividend	-	-	-	-	-	-	(4,961,618)	(4,961,618)	-	(4,961,618)
Balance at 30 June 2008	3,201,067	10,197,303	4,078,086	-	(54,045)	500,000	21,652,809	39,575,220	9,914,642	49,489,862

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

Consolidated financial statements

	Note	Issued and paid - up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain(loss) from revaluation of current investment	Currency translation differences	Retained earnings: Legal reserve	Retained earnings: Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		Equity attributable to equity holders of the Company									
						(in thousand Bath)					
Balance at 1 January 2009		3,201,067	10,197,304	4,088,352	26	(55,665)	500,000	19,133,558	37,064,642	9,495,804	46,560,446
Unrealised gain on dilution of investments in an associate		-	-	17,297	-	-	-	-	17,297	-	17,297
Unrealised loss from revaluation of current investment		-	-	-	(2,089)	-	-	-	(2,089)	-	(2,089)
Translation of financial statement difference		-	-	-	-	(10,198)	-	-	(10,198)	-	(10,198)
Minority interests decreased during the period		-	-	-	-	-	-	-	-	(15,667)	(15,667)
Net income recognised directly in equity		-	-	17,297	(2,089)	(10,198)	-	-	5,010	(15,667)	(10,657)
Profit (loss) for the period		-	-	-	-	-	-	3,580,200	3,580,200	(14,422)	3,565,778
Total recognised income and expense		-	-	17,297	(2,089)	(10,198)	-	3,580,200	3,585,210	(30,089)	3,555,121
Dividend	15	-	-	-	-	-	-	(4,001,313)	(4,001,313)	-	(4,001,313)
Balance at 30 June 2009		3,201,067	10,197,304	4,105,649	(2,063)	(65,863)	500,000	18,712,445	36,648,539	9,465,715	46,114,254

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITE

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

		Separate financial statements				
				Retained earnings		Total equity attributable to equity holders of the Company
	Note	Issued and paid-up share capital	Premium on share capital	Legal reserve	Unappro - priated	
				(in thousand Baht)		
Balance at 1 January 2008		3,196,857	10,149,871	500,000	1,296,842	15,143,570
Profit for the period		-	-	-	4,039,576	4,039,576
Total recognised income		-	-	-	4,039,576	4,039,576
Issue share capital						
Increased in share capital		4,210	47,432	-	-	51,642
Dividend		-	-	-	(4,961,618)	(4,961,618)
Balance at 30 June 2008		3,201,067	10,197,303	500,000	374,800	14,273,170
Balance at 1 January 2009		3,201,067	10,197,304	500,000	365,184	14,263,555
Profit for the period		-	-	-	4,100,517	4,100,517
Total recognised expense		-	-	-	4,100,517	4,100,517
Dividend	15	-	-	-	(4,001,313)	(4,001,313)
Balance at 30 June 2009		3,201,067	10,197,304	500,000	464,388	14,362,759

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period of equity holders of the Company	3,580,200	4,487,406	4,100,517	4,039,576
Adjustments for				
Depreciation and amortisation	1,421,246	1,264,643	8,202	7,481
Interest income	(49,853)	(84,549)	(22,299)	(32,694)
Interest expense	162,509	242,912	20	-
Income tax expense	41,071	(43,036)	-	-
Impairment loss on investment in subsidiary	-	60,098	-	86,914
Share of profit of associates	(3,981,878)	(5,028,780)	-	-
Dividend income	-	-	(4,216,246)	(4,212,249)
Unrealised gain on foreign exchange	(118,990)	(5,062)	-	-
Allowance for doubtful accounts	1,765	37,012	-	-
Loss for the period of minority interest	(14,422)	(17,938)	-	-
Others	68,556	149,928	5,149	(499)
	1,110,204	1,062,634	(124,657)	(111,471)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	453,091	13,615	-	-
Inventories	68,358	37,188	-	-
Other current assets	41,625	(14,643)	(4,807)	6,713
Refundable income tax	(36,111)	(32,098)	-	-
Other non-current assets	(22,243)	20,616	888	(5,467)
Trade accounts and notes payable	(349,102)	237,159	-	1,657
Accrued operating agreement fees	259,593	223,310	-	-
Other current liabilities	94,157	(837,507)	(31,199)	(24,999)
Other non-current liabilities	(23,758)	664,378	-	-
Interest received	39,647	129,396	19,206	37,490
Interest paid	(180,344)	(262,331)	(20)	-
Income tax paid	(150,926)	(79,860)	-	-
Net cash provided by (used in) operating activities	**1,304,191**	**1,161,857**	**(140,589)**	**(96,077)**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompany notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from investing activities				
Net cash outflow on acquisition of a subsidiary	-	-	-	(77,000)
Purchased of property and equipment	(665,981)	(252,664)	(2,031)	(18,302)
Purchase of other intangible assets	(52,154)	(17,636)	(493)	(4,314)
Net cash outflow on investments in property and equipment under operating agreements	(130)	-	-	-
(Increased) decrease in current and long-term investments	(493,603)	(96,692)	118,691	(96,692)
(Increased) decrease in loans and advances to related parties	2,323	(1,311)	-	20,000
Cash outflow from sale of investment in a subsidiary	-	(60,126)	-	-
Cash inflow from liqudation of a jointly-controlled entity	-	-	-	2,127
Net cash inflow on disposal of equipment	7,661	1,039	216	5
Dividends received	4,292,799	4,220,269	4,193,250	4,212,249
Income tax paid from gain on sale of investment in a subsidiary	-	(1,289,998)	-	-
Net cash provided by investing activities	**3,090,915**	**2,502,881**	**4,309,633**	**4,038,073**
Cash flows from financing activities				
Receipts from short-term loans	17,000	130,261	-	-
Receipts from long-term borrowings	292,268	71,016	-	-
Receipts from increase in share capital	-	51,642	-	51,642
Repayments of short-term loans	(312,617)	(59,497)	-	-
Repayments of long-term borrowings	(786,343)	(678,184)	(113)	-
Dividends paid	(4,001,313)	(4,961,618)	(4,001,313)	(4,961,618)
Net cash used in financing activities	**(4,791,005)**	**(5,446,380)**	**(4,001,426)**	**(4,909,976)**
Net increase (decrease) in cash and cash equivalents	**(395,899)**	**(1,781,642)**	**167,618**	**(967,980)**
Cash and cash equivalents at beginning of period	2,728,759	6,446,712	791,864	2,575,298
Effects of exchange rate changes on balances held in foreign currencies	2,334	(14,520)	-	-
Cash and cash equivalents at end of period	**2,335,194**	**4,650,550**	**959,482**	**1,607,318**
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	704,099	570,509	3,401	4,471
Property and equipment under finance leases	1,616	3,597	-	-

The accompany notes are an integral part of these financial statements.

Note	**Contents**
1	General information
2	Basis of preparation of financial statements
3	Related party transactions and balance
4	Trade accounts, notes receivable and accrued income, net
5	Investments in subsidiaries, associates and jointly-controlled entities, net
6	Capital expenditure and commitments
7	Interest bearing liabilities
8	Share capital, premium and warrants
9	Segment information
10	Other income
11	Earnings per share
12	Contingencies and commitments
13	Significant event of Advanced Info Service PCL Group
14	Bank guarantees
15	Dividend
16	Reclassification of accounts
17	Events after the balance sheet date

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by the board of directors on 14 August 2009.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Company, its subsidiaries, associates and jointly–controlled entities (together "the Shin Corp Group" or "the Group") including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Group are principally engaged in the satellite, internet, telecommunications, media and advertising,

Detail of the Company's subsidiaries and associates as at 30 June 2009 and 31 December 2008 are as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2009	Ownership interest 31 December 2008
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group	Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services in foreign countries and engineering and development services on communication technology and electronics	Thailand	41.14	41.14

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2009	31 December 2008
			(%)	
ITV Public Company Limited and its Group	At present, ITV has ceased its operation *(note12)* which operated broadcasting of UHF system, lease of equipment for programs and arranging related marketing events.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Computer services	Thailand	99.99	99.99
Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Associates				
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular and 1800-MHz cellular telephone system, datakit virtual circuit switch, call center service, broad-band internet gateway, voice IP, IP television, distributing electronic cash card, payment via mobile phone, international telephone service and cellular phones	Thailand	42.66	42.67
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, satellite uplink downlink services for domestic and inter-national communications, the printing and publishing of tele-phone directories, the conducting and printing directories busi-nesses and mobile contents	Thailand	43.48	43.48

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Basis of preparation of financial statements

(a) Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes and are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim financial Reporting* (formerly TAS 41) including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulation of the Securities and Exchange Commission, the Stock Exchange of Thailand ("SET") and with generally accepted accounting principles in Thailand. Also, the interim financial statements are prepared in according to the notification of the Department of Business Development regarding "The Brief Particulars in the Financial Statements B.E. 2552".

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2008. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008, except for change in accounting estimate on the useful lives of assets as discussed in note 6.

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber TAS to be the same as International Accounting Standards (IAS).

The Group has adopted the following required Thai Accounting Standard (TAS) and Thai Financial Reporting Standards (TFRS) which were issued by FAP during 2008 and effective for accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets* (formerly TAS 36)
TFRS 5 (revised 2007)	*Non-current Assets Held for Sale and Discontinued operations* (formerly TAS 54)

On 30 January 2009, the Department of Business Development issued a notification regarding "The Brief Particulars in the Financial Statements B.E. 2552" and the cancellation of the notification regarding "The Brief Particulars in the Financial Statements B.E. 2544" and "The Brief Particulars in the Financial Statements B.E. 2549 (2nd edition)". This new notification has applied to the financial statement beginning on or after 1 January 2009 onwards. The Group prepared the financial statement following this notification which requires accountant to perform accordingly.

The adoption of the new and revised TAS and the new notification from the Department of Business Development do not have any material impact on the consolidated or separate financial statements.

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 30 June 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,580 million and deficit in excess of its share capital by an amount of Baht 2,827 million (31 December 2008 and 30 June 2008, ITV's current liabilities exceed its current assets by an amount of Baht 3,000 million and Baht 2,381 million, respectively and deficit in excess of its share capital by an amount of Baht 2,612 million and Baht 2,396 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million to the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"). ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, on 30 March 2007, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest. Also, the SET has suspended trading of ITV's stock. On 25 May 2009, SET informed ITV that, in accordance with the reviewed financial statements for the first quarter ended 31 March 2009, the equity of ITV was below zero and ITV incurred net operating loss for two consecutive years.

Therefore, SET subsequently withdrew the ITV's stock from trading board and moved to Non-Performing Group ("NPG") from 4 June 2009 onwards. In addition, ITV is still in the arbitral proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,120 million represent 1.79% of consolidated total asset *(31 December 2008: Baht 1,117 million, represented 1.77%)* and liabilities amounting to Baht 3,947 million represent 24.17% of consolidated total liabilities *(31 December 2008: Baht 3,730 million, represented 22.34%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 2,827 million as at 30 June 2009 *(31 December 2008: Baht 2,612 million)* has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 30 June 2009 and 31 December 2008 would be reduced by Baht 2,827 million and Baht 2,612 million, respectively. The retained earnings and shareholders' equity as at 30 June 2009 and 31 December 2008 increased by Baht 2,827 million and Baht 2,612 million, respectively.

3 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Significant transactions for the three-month and six-month periods ended 30 June 2009 and 2008 with related parties are as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month periods ended 30 June	2009	2008	2009	2008
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Dividend received	-	-	45,997	42,000
	-	**-**	**45,997**	**42,000**

	Consolidated financial statements		Separate financial statements	
Three-month periods ended 30 June	2009	2008	2009	2008
	(in thousand Baht)			
Associates				
Computer services income	23,511	21,813	-	-
Advertising income (Gross 2009: Baht 221,890 thousand 2008: Baht 294,921 thousand)	70,797	82,503	-	-
Rental income and others	17,860	14,629	-	-
Dividend received	4,225,272	4,277,792	4,170,249	4,170,249
	4,337,440	**4,396,737**	**4,170,249**	**4,170,249**
Jointly-controlled entities				
Rental income and others	3,884	15,270	-	-
	3,884	**15,270**	-	-
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	4,940	4,859
	-	-	**4,940**	**4,859**
Associates				
Rental and other expenses	7,463	9,864	290	274
	7,463	**9,864**	**290**	**274**
Jointly-controlled entities				
Rental and other expenses	806	1,792	-	-
	806	**1,792**	-	-
Related parties				
Consulting and other expenses	5,058	3,769	-	-
	5,058	**3,769**	-	-
Directors' remuneration	6,910	6,092	3,765	3,392
	6,910	**6,092**	**3,765**	**3,392**
Dividend paid				
Major shareholders	3,845,952	4,768,981	3,845,952	4,768,981
Directors	-	515	-	515
	3,845,952	**4,769,496**	**3,845,952**	**4,769,496**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Six-month periods ended 30 June	**Consolidated financial statements** 2009	2008	**Separate financial statements** 2009	2008
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	-	404
Dividend received	-	-	45,997	42,000
	-	-	**45,997**	**42,404**
Associates				
Computer services income	51,782	43,618	-	-
Advertising income (Gross 2009: Baht 434,065 thousand 2008: Baht 570,601 thousand)	121,079	167,928	-	-
Rental income and others	36,848	27,990	-	-
Dividend received	4,225,272	4,277,792	4,417,249	4,170,249
	4,434,981	**4,517,328**	**4,417,249**	**4,170,249**
Jointly - controlled entities				
Rental income and others	14,972	27,985	-	-
	14,972	**27,985**	-	-
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	6,139	6,779
	-	-	**6,139**	**6,779**
Associates				
Rental and other expenses	15,335	21,660	579	714
	15,335	**21,660**	**579**	**714**
Jointly - controlled entities				
Rental and other expenses	1,445	1,797	-	-
	1,445	**1,797**	-	-
Related party				
Consulting and other expenses	14,599	8,368	-	-
	14,599	**8,368**	-	-
Directors' remuneration	14,472	13,593	8,230	7,810
	14,472	**13,593**	**8,230**	**7,810**
Dividend paid				
Major shareholders	3,845,952	4,768,981	3,845,952	4,768,981
Directors	-	515	-	515
	3,845,952	**4,769,496**	**3,845,952**	**4,769,496**

SHIN CORPORATION PUBLIC COMPANY LIMITED

Balances as at 30 June 2009 and 31 December 2008 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in thousand Baht)		
Trade accounts and notes receivable - related parties				
Associates	155,781	400,533	-	-
Jointly-controlled entities	17,696	11,757	-	-
Total	**173,477**	**412,290**	-	-
Accrued income - related parties				
Associates	11,933	22,373	-	-
Jointly-controlled entities	89	2,303	-	-
Total	**12,022**	**24,676**	-	-
Amounts due from and advances loans to related parties				
Subsidiaries	-	-	22,997	-
Associates	7	68,601	-	-
Jointly-controlled entities	1,022	2,278	-	-
Total	**1,029**	**70,879**	**22,997**	-
Other current assets - related parties				
Associates	879	-	-	-
	879	-	-	-
Long-term investment - related parties				
Associates	47,116	-	-	-
	47,116	-	-	-
Trade accounts and notes payable - related parties				
Associates	34,500	34,359	-	-
Jointly-controlled entities	249	249	-	-
Related parties	2,371	4,393	-	-
Total	**37,120**	**39,001**	-	-
Amounts due to related parties				
Subsidiaries	-	-	4,642	7,380
Associates	166	448	117	-
Jointly-controlled entities	4,165	2,845	-	-
Related parties	2,323	1,344	-	-
Total	**6,654**	**4,637**	**4,759**	**7,380**

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in thousand Baht)			
Other current liabilities - related parties				
Subsidiaries	-	-	99	-
Associates	8,890	28,175	-	-
Total	**8,890**	**28,175**	**99**	**-**
Other liabilities - related parties				
Associates	13,193	16,514	-	-
Jointly-controlled entities	40	-	-	-
Total	**13,233**	**16,514**	**-**	**-**

Warrants granted to directors (note 8)

Other agreements with related parties

Commitments and other agreements with related parties

1. The Company and certain associates had entered into agreements with a subsidiary, under which the subsidiary was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company and associates were committed to pay the subsidiary for services in respect of the agreements at approximately Baht 67.20 million per year *(31 December 2008: approximately Baht 68.62 million)*.

2. A subsidiary had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately Baht 12.95 million *(31 December 2008: approximately Baht 16.15 million)*.

3. A subsidiary had entered into an agreement with a jointly-controlled entities, under which the jointly-controlled entities was committed to responsible for ensuring the IPSTAR gateway system perform in accordance to the industry standard for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately USD 0.76 million *(31 December 2008: approximately USD 0.88 million)*.

4. A subsidiary had entered into agreements with associates and jointly-controlled entities, under which a subsidiary was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Associates and jointly-controlled entities were committed to pay a subsidiary for the service of the agreements at approximately USD 0.43 million and Baht 2.95 million *(As at 31 December 2008: approximately USD 0.86 million)*. The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

4 Trade accounts, notes receivable and accrued income, net

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2009	31 December 2008	30 June 2009	31 December 2008
			(in thousand Baht)		
Trade accounts and notes receivable					
Related parties	*3*	173,477	412,290	-	-
Other parties		1,296,236	1,486,467	-	-
Accrued income					
Related parties	*3*	12,022	24,676	-	-
Other parties		140,362	151,754	-	-
Total		**1,622,097**	**2,075,187**	-	-
Less Allowance for doubtful accounts		(580,283)	(587,752)	-	-
Net		**1,041,814**	**1,487,435**	-	-

Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in thousand Baht)		
Within credit terms	477,474	826,333	-	-
Overdue:				
Less than 3 months	221,803	196,287	-	-
3 - 6 months	174,068	209,003	-	-
6 - 12 months	38,138	95,766	-	-
Over 12 months	558,230	571,368	-	-
Total	**1,469,713**	**1,898,757**	-	-
Less Allowance for doubtful accounts	(580,283)	(587,752)	-	-
Net	**889,430**	**1,311,005**	-	-

5 Investments in subsidiaries, associates and jointly-controlled entities, net

	Consolidated financial statements	Separate financial statements
	30 June 2009	30 June 2009
	(in thousand Baht)	
At 1 January 2009	31,237,537	12,502,396
Share of profits of associates	3,981,878	-
Dividend received	(4,225,272)	-
Unrealised gain on dilution from investment in an associate	17,297	-
At 30 June 2009	**31,011,440**	**12,502,396**

SHIN CORPORATION PUBLIC COMPANY LIMITED

Investments in subsidiaries and associates as at 30 June 2009 and 31 December 2008 and dividend income from those investments for the six-month periods ended 30 June are as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost of investments: Cost method		Cost of investments: Equity method - net		Dividend income for the six-month periods ended	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	30 June 2008
	(%)		(in thousand Baht)							
Associates										
Advanced Info Service Public Company Limited	42.66	42.67	2,962,462	2,961,740	8,807,456	8,807,456	30,806,235	31,037,421	4,170,249	4,170,249
CS Loxinfo Public Company Limited	43.48	43.48	157,347	157,347	1,481,525	1,481,525	205,205	200,116	55,023	107,543
Total			3,119,809	3,119,087	10,288,981	10,288,981	31,011,440	31,237,537	4,225,272	4,277,792

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Ownership interest		Paid-up capital		Separate financial statements — Cost of investments: Cost method		Impairment		At cost - net		Dividend income for the six-month periods ended	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	30 June 2008
	(%)						(in thousand Baht)					
Subsidiaries												
Thaicom Public Company Limited	41.14	41.14	5,479,688	5,479,688	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	31,000	42,000
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966	14,997	-
			11,532,175	11,532,175	6,992,195	6,992,195	(3,297,255)	(3,297,255)	3,694,940	3,694,940	45,997	42,000
Associate												
Advanced Info Service Public Company Limited	42.66	42.67	2,962,462	2,961,740	8,807,456	8,807,456	-	-	8,807,456	8,807,456	4,170,249	4,170,249
			2,962,462	2,961,740	8,807,456	8,807,456	-	-	8,807,456	8,807,456	4,170,249	4,170,249
Total			14,494,637	14,493,915	15,799,651	15,799,651	(3,297,255)	(3,297,255)	12,502,396	12,502,396	4,216,246	4,212,249

SHIN CORPORATION

Significant movements in investments during the six-month period ended 30 June 2009 was as follows:

a) Increased in registered capital of Artware Media Company Limited, a subsidiary of ITV

On 18 March 2009, the board of directors had a resolution to increase registered capital of Artware Media Co., Ltd. from Baht 20 million to Baht 25 million by increase share capital from 200,000 shares to 250,000 shares at Baht 100 each.

b) Additional share capital of Mfone Company Limied ("Mfone"), a jointly-controlled entity of THCOM

On 8 January 2009, Mfone registered additional share capital with the Ministry of Commerce of Cambodia. The board of director passed a resolution to approve the increase of ordinary share of USD 4.8 million, or from USD 19.2 million to USD 24 million, comprise of 24 million ordinary shares at USD 1 each.

c) Additional share capital of Cambodia DTV Network ("CDN"), a subsidiary of THCOM

On 10 April 2009, CDN has registered with the ministry of commerce of Cambodia to increase its share capital by Riel 2,000 million (USD 500,000), from Riel 400 million (USD 100,000) to Riel 2,400 million (USD 600,000).

d) Dividend payment of Lao Telecommunications Company Limited ("LTC"), a jointly-controlled entity of THCOM

On 3 February 2009, the shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

e) Additional share capital of IPSTAR New Zealand Company Limied

In June 2009, at the board of directors' meeting and the extraordinary shareholders meeting of IPSTAR New Zealand Company Limited passed the resolution to approve the increase of share capital of USD 4 million (approximately NZD 6.12 million) from registered share capital NZD 2.5 million. It is during the process of registration for such share capital increase with Ministry of Commerce of New Zealand.

f) Dividend payment of subsidiaries, associates and jointly-controlled entity

Certain subsidiaries, associates and a jointly-controlled entity approved its dividend payment as follows:

Company		**Dividend per share**	**Interim dividend paid during 2008**	**Dividend to be paid in 2009**	
			Per share	*Per share*	Total amount *(in million)*
Shenington (a jointly-controlled entity)	(SGD)	0.48	-	0.48	7.1
MB (a subsidiary)	(Baht)	16.67	-	16.67	15
ITAS (a subsidiary)	(Baht)	31.00	-	31.00	31
ADVANC (an associate)	(Baht)	6.30	3.00	3.30	9,774
CSL (an associate)	(Baht)	0.72	0.50	0.22	127

SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under operating agreements	Goodwill	Other intangible assets
	(in thousand Baht)			
Transactions during the six-month period ended 30 June 2009				
Net book value at 1 January 2009	**5,608,173**	**17,068,637**	**144,076**	**1,268,430**
Additions	1,282,563	140	-	69,371
Disposals	(13,913)	-	-	-
Transfers, net	(4,498)	114	-	27,161
Write-off, net	(1,417)	-	-	(7,884)
Depreciation/amortisation charge	(575,009)	(780,549)	-	(65,688)
Foreign currency translation adjustment	(73,291)	-	-	(813)
Net book value at 30 June 2009	**6,222,608**	**16,288,342**	**144,076**	**1,290,577**
As at 30 June 2009				
Cost	**10,599,001**	**26,556,489**	**1,696,481**	**2,033,483**
Less Accumulated depreciation/amortisation	(4,339,098)	(10,268,147)	-	(742,906)
Less Allowance for impairment	(37,295)	-	(1,552,405)	-
Net book value	**6,222,608**	**16,288,342**	**144,076**	**1,290,577**

Effective from 1 January 2009, Mfone, an indirect jointly-controlled entity of THCOM, has revised its accounting estimate on the useful lives of network assets from 15 years to 5-10 years. The change results in an increase in depreciation for the six-month period ended 30 June 2009 in the consolidated financial statements in the amount of Baht 119 million.

As at 30 June 2009, property and equipment includes property and equipment under the operating agreements of Mfone of approximately Baht 3,180 million *(31 December 2008: Baht 1,409 million)*. According to the operating agreement, Mfone must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the operating agreement, 4 March 2028 as describe in note 12 (g).

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Separate financial statements	
	Property and equipment	Other intangible assets
	(in thousand Baht)	
Transactions during the six-month period ended 30 June 2009		
Net book value at 1 January 2009	**40,452**	**11,515**
Additions	1,729	399
Write-off, net	(2,533)	-
Depreciation/amortisation charge	(6,742)	(1,460)
Net book value at 30 June 2009	**32,906**	**10,454**
As at 30 June 2009		
Cost	101,593	60,078
Less Accumulated depreciation/amortisation	(68,687)	(49,624)
Net book value	**32,906**	**10,454**

7 Interest bearing liabilities

	Consolidated financial statements	Separate financial statements
	30 June 2009	
	(in thousand Baht)	
Current liabilities		
Bank overdrafts and short-term loan banks and financial institutes	17,000	-
Finance lease liabilities	4,396	225
Current portion of long-term borrowings	2,051,740	-
	2,073,136	**225**
Non-current liabilities		
Finance lease liabilities	13,983	317
Long - term borrowings	6,649,820	-
	6,663,803	**317**
Total borrowings	**8,736,939**	**542**

The movements in the borrowings for the six-month period ended 30 June 2009 was as follows:

	Consolidated financial statements	Separate financial statements
	(in thousand Baht)	
At 1 January 2009	**9,316,385**	**655**
Additions	310,884	-
Repayments	(1,098,960)	(113)
Amortisation of finance costs	54,278	-
Change in account payable-equipment to borrowing	357,295	-
Unrealised gain from exchange rate	(202,943)	-
At 30 June 2009	**8,736,939**	**542**

SHIN CORPORATION PUBLIC COMPANY LIMITED

Credit facilities

As of 30 June 2009, THCOM Group had available short-term credit facilities for loans from local and oversea banks are Baht 1,379 million and USD 19 million *(31 December 2008: Baht 1,345 million and USD 23 million).*

8 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the six-month period ended 30 June 2009				
		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in thousand Shares)			*(in thousand Baht)*	
At 1 January 2009	5,000,000	3,201,067	3,201,067	10,197,304	13,398,371
Issue of shares	-	-	-	-	-
At 30 June 2009	**5,000,000**	**3,201,067**	**3,201,067**	**10,197,304**	**13,398,371**

Warrants

Movements in the number of outstanding warrants are as follows;

	For the six-month period ended 30 June 2009			
	At 1 January 2009	Exercised during the period	Expired during the period	At 30 June 2009
		(in thousand units)		
ESOP - Grant III				
- Directors	6,420	-	(6,420)	-
- Employees	2,719	-	(2,719)	-
Total	**9,139**	-	**(9,139)**	-
ESOP - Grant IV				
- Directors	9,356	-	-	9,356
- Employees	6,644	-	-	6,644
Total	**16,000**	-	-	**16,000**
ESOP - Grant V				
- Directors	6,159	-	-	6,159
- Employees	7,931	-	-	7,931
Total	**14,090**	-	-	**14,090**
Total	**39,229**	-	**(9,139)**	**30,090**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units Million	Percentage*	Exercise price Baht/unit**	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	11.999	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	30.222	Expired since 30 May 2009	
ESOP - Grant IV	31 May 2005	16.00	0.54	35.124	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	32.693	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

** The latest adjustment of exercised price was on 20 April 2009.

b) Increase in share capital of the companies in the Group

In 2009, certain warrants issued to directors and employees of ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to June 2009, are as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)* from	Share capital increased *(in thousand Baht)* to	Premium on share capital increased *(in thousand Baht)* from	Premium on share capital increased *(in thousand Baht)* to	Decrease in % of interest of the Company from	Decrease in % of interest of the Company to
ADVANC	760	2,961,740	2,962,462	21,545,336	21,601,706	42.67	42.66

9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia.
Media and advertising	Airtime rental, television broadcasting *(ceased its operation due to the revocation of the Operating Agreement in March 2007)* and the provision of advertising services to the Group and third parties.
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

SHIN CORPORATION PUBLIC COMPANY LIMITED

Financial information by business segments:

	For the three - month period ended 30 June 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,752,979	294,405	55,647	(10,206)	2,092,825
Share of profit of associates	1,909,330	34,274	-	-	-	1,943,604
Cost of sales and services	-	(1,416,731)	(273,070)	(35,507)	3,229	(1,722,079)
Selling and administrative expenses	-	(337,660)	(145,406)	(67,438)	6,523	(543,981)
Net profit (loss) from operating activities	**1,909,330**	**32,862**	**(124,071)**	**(47,298)**	**(454)**	**1,770,369**
Net foreign exchange gain (loss)	-	363,813	(41)	-	-	363,772
Other revenues	-	6,096	9,196	9,865	502	25,659
Profit (loss) before finance costs and tax	**1,909,330**	**402,771**	**(114,916)**	**(37,433)**	**48**	**2,159,800**
Finance costs	-	(89,974)	(71)	(68)	-	(90,113)
Income tax	-	(112,828)	(1)	(5,065)	-	(117,894)
Net results from subsidiaries to minority interests	-	(118,204)	4	-	-	(118,200)
Net profit (loss)	**1,909,330**	**81,765**	**(114,984)**	**(42,566)**	**48**	**1,833,593**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the six - month period ended 30 June 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	3,511,650	555,093	116,654	(18,168)	4,165,229
Share of profit of associates	3,921,767	60,111	-	-	-	3,981,878
Cost of sales and services	-	(2,941,329)	(527,197)	(70,725)	3,922	(3,535,329)
Selling and administrative expenses	-	(692,371)	(292,801)	(144,969)	13,840	(1,116,301)
Net profit (loss) from operating activities	**3,921,767**	**(61,939)**	**(264,905)**	**(99,040)**	**(406)**	**3,495,477**
Net foreign exchange gain (loss)	-	253,655	(47)	-	-	253,608
Other revenues (expenses)	-	12,626	18,396	23,092	503	54,617
Profit (loss) before finance costs and tax	**3,921,767**	**204,342**	**(246,556)**	**(75,948)**	**97**	**3,803,702**
Finance costs	-	(196,571)	(159)	(123)	-	(196,853)
Income tax	-	(31,044)	620	(10,647)	-	(41,071)
Net results from subsidiaries to minority interests	-	14,409	13	-	-	14,422
Net profit (loss)	**3,921,767**	**(8,864)**	**(246,082)**	**(86,718)**	**97**	**3,580,200**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

For the three-month period ended 30 June 2008

	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,651,300	388,600	46,214	(15,368)	2,070,746
Share of profit of associates	2,955,149	20,491	-	-	-	2,975,640
Cost of sales and services	-	(1,242,502)	(351,946)	(33,601)	4,216	(1,623,833)
Selling and administrative expenses	-	(284,476)	(157,189)	(68,030)	11,201	(498,494)
Net profit (loss) from operating activities	**2,955,149**	**144,813**	**(120,535)**	**(55,417)**	**49**	**2,924,059**
Net loss foreign exchange	-	(436,859)	(19)	-	-	(436,878)
Other revenues (expenses)	-	18,263	9,223	15,539	(404)	42,621
Profit (loss) before finance costs and tax	**2,955,149**	**(273,783)**	**(111,331)**	**(39,878)**	**(355)**	**2,529,802**
Finance costs	-	(120,749)	(2,524)	(53)	-	(123,326)
Income tax	-	114,526	-	(1,113)	-	113,413
Net results from subsidiaries to minority interests	-	163,900	(2)	-	-	163,898
Net profit (loss)	**2,955,149**	**(116,106)**	**(113,857)**	**(41,044)**	**(355)**	**2,683,787**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

For the six-month period ended 30 June 2008

	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
	(in thousand Baht)					
Revenues	-	3,491,158	713,863	91,376	(26,967)	4,269,430
Share of profit of associates	4,981,598	47,182	-	-	-	5,028,780
Cost of sales and services	-	(2,795,239)	(668,722)	(75,733)	5,221	(3,534,473)
Selling and administrative expenses	-	(645,190)	(304,594)	(222,989)	21,842	(1,150,931)
Net profit (loss) from operating activities	**4,981,598**	**97,911**	**(259,453)**	**(207,346)**	**96**	**4,612,806**
Net foreign exchange gain (loss)	-	53,872	(35)	(25)	-	53,812
Loss from impairment of investment	-	-	-	(60,098)	-	(60,098)
Other revenues (expenses)	-	42,990	18,424	33,739	(404)	94,749
Profit (loss) before finance costs and tax	**4,981,598**	**194,773**	**(241,064)**	**(233,730)**	**(308)**	**4,701,269**
Finance costs	-	(268,686)	(5,207)	(1,351)	407	(274,837)
Income tax	-	43,331	-	(295)	-	43,036
Net results from subsidiaries to minority interests	-	17,931	7	-	-	17,938
Net profit (loss)	**4,981,598**	**(12,651)**	**(246,264)**	**(235,376)**	**99**	**4,487,406**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

For the satellite and international business segment for the three-month and six-month periods ended 30 June 2009 and 2008 can be shown financial information by sub-business segments as follows:

For the three-month period ended 30 June 2009

	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht))			
Revenues	1,086,716	118,498	559,054	-	(11,289)	1,752,979
Share of profit of associate	-	34,274	-	-	-	34,274
Total revenues	1,086,716	152,772	559,054	-	(11,289)	1,787,253
Segment results	(132,001)	37,407	149,919	(20,511)	(1,952)	32,862
Operating profit						32,862

For the six-month period ended 30 June 2009

	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht))			
Revenues	2,180,642	207,108	1,150,947	-	(27,047)	3,511,650
Share of profit of associate	-	60,111	-	-	-	60,111
Total revenues	2,180,642	267,219	1,150,947	-	(27,047)	3,571,761
Segment results	(352,208)	57,587	301,913	(64,318)	(4,913)	(61,939)
Operating loss						(61,939)

For the three-month period ended 30 June 2008

	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	1,066,217	153,479	455,438	-	(23,834)	1,651,300
Share of profit of associates	-	20,491	-	-	-	20,491
Total revenues	1,066,217	173,970	455,438	-	(23,834)	1,671,791
Segment results	(49,058)	35,225	196,286	(8,851)	(28,789)	144,813
Operating profit						144,813

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the six-month period ended 30 June 2008					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	2,418,489	237,400	878,434	-	(43,165)	3,491,158
Share of profit of associates	-	47,182	-	-	-	47,182
Total revenues	2,418,489	284,582	878,434	-	(43,165)	3,538,340
Segment results	(267,487)	62,678	360,782	(27,711)	(30,351)	97,911
Operating profit						97,911

Financial information by business geographical areas

Consolidated revenue and segment results, based on geographical segments, for the three-month and six-month periods ended 30 June 2009 and 2008 were as follows:

	For the three-month period ended 30 June			
	2009	2008	2009	2008
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	2,855,770	4,120,007	1,604,434	2,499,335
Cambodia	419,210	370,735	83,672	182,184
Lao PDR	181,181	164,562	45,461	42,647
Australia	372,783	162,285	189,891	96,765
Others	207,485	228,797	(153,089)	103,128
Total	4,036,429	5,046,386	1,770,369	2,924,059

	For the six-month period ended 30 June			
	2009	2008	2009	2008
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	5,766,265	7,230,325	3,271,422	3,981,910
Cambodia	872,382	663,495	185,268	286,334
Lao PDR	381,604	356,495	102,926	101,233
Australia	687,446	597,704	180,024	192,355
Others	439,410	450,191	(244,163)	50,974
Total	8,147,107	9,298,210	3,495,477	4,612,806

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Other income

Other income for the three-month periods ended 30 June 2009 and 2008 are as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Interest income	23,924	39,580	9,641	14,628
Others	1,735	3,041	-	107
Total	**25,659**	**42,621**	**9,641**	**14,735**

Other income for the six-month periods ended 30 June 2009 and 2008 are as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Interest income	49,853	84,549	22,299	32,694
Others	4,764	10,200	7	213
Total	**54,617**	**94,749**	**22,306**	**32,907**

11 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2009.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates do not have material impacted to the calculation of diluted earnings per share.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the three-month periods ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	1,833,593	2,683,787	3,201,067	3,201,023	0.57	0.84
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**1,833,593**	**2,683,787**	**3,201,067**	**3,201,023**	**0.57**	**0.84**

	Separate financial statements For the three-month periods ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	4,161,867	4,162,370	3,201,067	3,201,023	1.30	1.30
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**4,161,867**	**4,162,370**	**3,201,067**	**3,201,023**	**1.30**	**1.30**

	Consolidated financial statements For the six-month periods ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	3,580,200	4,487,406	3,201,067	3,198,974	1.12	1.40
The effect of dilutive potential Shares	-	-	-	-	-	-
Diluted earnings per share	**3,580,200**	**4,487,406**	**3,201,067**	**3,198,974**	**1.12**	**1.40**

	Separate financial statements For the six-month periods ended 30 June					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	4,100,517	4,039,576	3,201,067	3,198,974	1.28	1.26
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**4,100,517**	**4,039,576**	**3,201,067**	**3,198,974**	**1.28**	**1.26**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Contingencies and commitments

a) Operating Agreement commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. **A case in which ITV is the plaintiff** regarding to the arbitration institution dispute No. 46/2550 whereby the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee and interest in the total amount approximately Baht 100,000 million. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. **A case in which ITV is the defendant** whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statements, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is an indirect jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington Investment Pte Limited ("Shenington"), which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 30 June 2009, LTC has remaining additional investment of approximately US Dollars 139.66 million *(31 December 2008: US Dollar 149 million)*.

c) Capital commitments

As at 30 June 2009, the Group's capital expenditure contracted but not recognized in the consolidated financial statements (Company: nil) was from Shenington Group amounting to US Dollars 14.53 million (approximately Baht 496.52 million) *(31 December 2008: US Dollars 15 million (approximately Baht 540 million))* in the proportionate consolidation basis.

d) Contingencies

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Operating Agreement

1) The progression of the dispute between ITV and the PMO

Up to the present, ITV filed two statements of claim to the Arbitration Institute as follows:

1. Black Case No. 1/2550, ITV filed the statement of claim which referred to the penalty for alteration of television programming and interest of overdue operating agreement fee.

2. Black Case No. 46/2550, ITV filed the statement of claim to the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the operating agreement fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

Both statements of claim are in the process of consideration by the Arbitration Institute. The sequence of significant events of the dispute between ITV and the PMO up to 31 December 2008 was disclosed in the financial statements for the year ended 31 December 2008.

2) The contingent liabilities and the accounting recognition of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO, the contingent liability are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements as the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award the Black Case number 1/2550 granted by the arbitration panel and the final legal proceeding.

2. In regard of the operating fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter ended 31 December 2006, the provision for unpaid operating fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, ITV has already recorded provision for unpaid operating fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 1,047 million in these financial statements, of which Baht 108 million and Baht 215 million, respectively, were loss on provision for interest of the unpaid operating fee and interest for the three-month and six-month periods ended 30 June 2009.

e) **Assessment for income tax in India**

The Tax Authority in India ("the said Authority") has held that the payments received by THCOM for providing Transponder Services ("TPS") to its Indian Customers and non-resident customers targeting Indian audience ("the Customer") was Royalty under both the Indian Income Tax Act ("the Act"), and the Double Taxation Avoidance Agreement between Thailand and India ("the DTAA") and subject to withholding tax at the rate of 15% on gross basis. As THCOM considers Transponder Services are the business income, however, THCOM does not have permanent establishment in India, then the service incomes are not subject to Indian income tax. THCOM did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs. 612.1 million (approximately Baht 404 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 61 million) against the said payment received by it from the customers for the Assessment Year ("AY") 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 215 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment the demand above including interest for late payment amounting to Rs. 83.2 million (approximately Baht 55 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 15 million).

THCOM had received Withholding Tax Certificates ("WTC") from its Customers until AY 2007-08 net amounting to Rs. 487.9 million (approximately Baht 322 million). THCOM had also deposited Rs. 405.3 million (approximately Baht 268 million). In February 2009, THCOM paid additional deposit Rs. 22.6 million (approximately Baht 15 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 283 million). THCOM presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs. 219.6 million (approximately Baht 145 million), payable to the said Authority.

Up to the date in the Audit Report, THCOM is awaited for the decision from the Appellate Authority (ies) of India.

If THCOM receives favorable Order from the Appellate Authority (ies) of India, the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if THCOM can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, out of the total tax liability demanded by ITA of Rs. 1,135.5 million (approximately Baht 750 million) which will be charged as expense immediately, THCOM will be requested to make payment for the balance amount of Rs. 219.6 million (approximately Baht 145 million) as stated above with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority decides that the income from TPS is a royalty but THCOM did not conceal any income or intentionally declare incorrect income in its income tax returns, the Appellate Authority may decide to set aside the penalty imposed by the Authority on THCOM.

f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of USD1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than USD1, therefore, the Group does not recognise this obligation as its liabilities in these interim financial statements. As of 30 June 2009, the remaining share option was 0.63 million shares. *(31 December 2008: Baht 0.63 million shares).*

g) Operating agreement commitments

Certain subsidiary and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Thaicom Public Company Limited ("THCOM")

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 30 June 2009, the remaining minimum operating agreement fee was Baht 892 million. In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

SHIN CORPORATION PUBLIC COMPANY LIMITED

Mfone Company Limited ("Mfone")

Mfone, an indirect jointly-controlled entity of THCOM in Cambodia, has obtained an operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (note 6).

h) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 30 June 2009 and 31 December 2008 (Company: nil) are as follows:

	Consolidated financial statement	
	30 June 2009	31 December 2008
	(in million Baht)	
Not later than 1 year	221	354
Later than 1 year and not later than 5 years	581	412
Later than 5 years	186	160
Total	**988**	**926**

i) Obligation under "Financing and Project Agreement"

LTC, an indirect jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Significant event of Advance Info Service Public Company Limited and its Group ("ADVANC")

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions.

According to the agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

On 30 December 2008, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2008. ADVANC has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

13.2 Significant event of ADVANC and Digital Phone Company Limited

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT, who is the Telephone Organization of Thailand at that time, and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited

1) On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million and value added tax Baht 171 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT, CAT, DPC, and Truemove by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as DTAC had received from TOT.

On 12 October 2006, TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute Black Case No. 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th - 10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

3) On 3 February 2009, CAT has submitted a dispute under Black Case No. 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer ownership under the Agreement.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, ADVANC's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and AIN to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of AIN instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008, CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and AIN to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of AIN. On 26 February 2009, The Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

At present, the said case is under the court process. ADVANC's management believes that the result of the said case shall be in favour of ADVANC and have no material impact to the consolidated financial statements of ADVANC. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, ADVANC has not infringed and made damage to CAT.

14 Bank guarantees

As at 30 June 2009, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 629 million, USD 47 million *(31 December 2008: Baht 631 million, USD 44 million)* on a consolidated basis.

15 Dividend

During the six-month period ended 30 June 2009, the Company's shareholders passed the resolution to approve the annual and interim dividend payment as follows:

	For the operation result of	Dividend Ratio *(Baht/share)*	Total dividend payment *(in million Baht)*
1) Annual dividend payment	1 January 2008 - 31 December 2008	2.40	7,683
2) Interim dividend	1 January 2009 - 9 April 2009	1.25	4,001
	Total	**3.65**	**11,684**

16 Reclassification of accounts

Certain accounts in the statement of income for the three-month and six-month periods ended 30 June 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2008 Consolidated financial statements			2008 Separate financial statements		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
			(in thousand Baht)			
Statement of income						
Three-month period ended 30 June						
Selling and administrative expenses	400,620	(400,620)	-	61,222	(61,222)	-
Selling expenses	-	65,177	65,177	-	-	-
Administrative expenses	-	273,916	273,916	-	41,543	41,543
Director remuneration	6,092	(6,092)	-	3,392	(3,392)	-
Management benefit expenses	-	51,639	51,639	-	23,046	23,046
Interest expenses	107,346	(107,346)	-	-	-	-
Finance costs	-	123,326	123,326	-	25	25
		-			-	

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	2008 Consolidated financial statements			**2008** Separate financial statements		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
			(in thousand Baht)			
Six-month period ended 30 June						
Selling and administrative expenses	953,738	(953,738)	-	110,856	(110,856)	-
Selling expenses	-	115,582	115,582	-	-	-
Administrative expenses	-	712,118	712,118	-	68,255	68,255
Director remuneration	13,593	(13,593)	-	7,810	(7,810)	-
Management benefit expenses	-	107,706	107,706	-	50,381	50,381
Interest expenses	242,912	(242,912)	-	-	-	-
Finance costs	-	274,837	274,837	-	30	30
		-			-	

The reclassifications have been made to comply with the notification of the Department of Business Development *"The Brief Particulars in the financial statements B.E. 2552"* dated 30 January 2009.

17 Events after the balance sheet date

Interim dividend payment

At the board of directors' meetings of the Company and associates, passed resolutions to approve the interim dividend payment as follows:

Company	**Date of meeting**	**For the operation result of**	**Dividend per share** *(Baht/share)*	**Amount** *(in million Baht)*
CSL	11 August 2009	1 January 2009 - 30 June 2009	0.14	82
ADVANC	13 August 2009	1 January 2009 - 30 June 2009	3.00	8,889
SHIN	14 August 2009	10 April 2009 -13 August 2009	1.15	3,681

The Company's interim dividend as mentioned above is an approval based on the interim financial statements - cost method for the period started from 10 April 2009 - 13 August 2009. Such interim financial statements included dividend received from ADVANC in the amount of Baht 3,791 million, according to the board of directors' meeting of ADVANC on 13 August 2009 that approved the dividend paid Baht 3.00 per share.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED